UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 18, 2011.

MANAGEMENT PROPOSAL

Dear Sirs,

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”)  submits to the appreciation of its Shareholders the Management’s Proposal on the subjects that shall be decided at the Extraordinary Shareholders´ Meeting, to be held on December 19th, 2011, (“Shareholders’ Meeting”) under the following terms:

I.       REVISION OF THE BY-LAWS

Approve the revision of the Bylaws of the Company to:

(a.i)     Adjust it to the changes of the Bylaws of Novo Mercado of BM&FBovespa (“Bylaws of Novo Mercado”) through:

(a.i.1) inclusion of:

(1) a sole paragraph to Article 1, to provide that the Company, the shareholders, the managers and the members of the Audit Committee are subject to the Bylaws of Novo Mercado;

(2) a new Article 13 and new sole paragraph, to provide that the administrative structure of the Company and the positions of Chairman of the Board of Directors and Chief Executive Officer may not be accumulated by one person, in accordance with the Bylaws of Novo Mercado;

(3) a new Article 14 and paragraphs 1 and 2, to consolidate the statutory provisions applicable to the investiture of the members of the Board of Directors and of the Board of Officers;

(4) paragraph 1 of the new Article 15, resulting from the renumbering of Article 14, and revision of paragraph 1, to be renumbered to paragraph 2, of the current Article 14, to be renumbered to Article 15, to exclude the requirement that members of the Board of Directors must be shareholders of the Company, considering the revocation of such legal requirement in accordance with Law No. 12.431/11, as well as to set forth provisions regarding the minimum number of Independent Directors of the Company, in compliance with the Bylaws of Novo Mercado;

(5) item “ab” of Article 18, to be renumbered to Article 17, to set forth the attribution of the Board of Directors to issue a previous opinion on the occurrence of any and all tender offer for the acquisition of shares issued by the Company;

(6) paragraph 2 of Article 28, to be renumbered to Article 26, to segregate from the current paragraph 1 the provisions related to the investiture of the members of the Audit Committee;

(7) paragraphs 1 and 2 of Article 39 to set forth the rules applicable to the determination of the Economic Value of the Company in the event of a tender offer for the delisting of the Company, in accordance with the provisions of the Bylaws of Novo Mercado;

(8) a new Article 42 and paragraphs 1 and 2 to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado, when there is no Controlling Shareholder, as per the Bylaws of Novo Mercado;

(9) a new Article 43 and paragraphs 1, 2, 3 and 4, to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado if view of non-compliance with the obligations set forth in the Bylaws of Novo Mercado; and

(10) a new Art. 45 to set forth that the provisions of the Bylaws of Novo Mercado shall prevail over the provisions of the Bylaws in the event of damage to the rights of the recipients of the tender offers set forth in the Bylaws.

(a.i.2) adjustment to the wording of:

(1) item “l” of the current Article 18, to be renumbered to Article 17, to adjust it to the terms of the Bylaws of Novo Mercado on the definition of the triple nomination list of specialized firms to prepare the appraisal report of the Company in the event of delisting of the Company or withdraw from the Novo Mercado;

(2) current Article 37, to be renumbered to Article 35, and its sole paragraph, and Article 38, to be adjusted and renumbered to Article 36, and its sole paragraph, which shall be segregated into two new Articles 37 and 38, to adjust the provisions on the procedure to be adopted in the event of transfer of control and tender offer due to transfer of control, in accordance with the provisions of the Bylaws of Novo Mercado;

(3) current Article 39, to adjust the provisions applicable to the procedure to be adopted in the event of delisting of the Company, in accordance with the provisions of the Bylaws of Novo Mercado;

(4) current Article 42, to be renumbered to Article 41, to adjust the provisions applicable to the procedure to be adopted in the event of withdraw of the Company from the Novo Mercado, in accordance with the provisions of the Bylaws of Novo Mercado; and

(5) current Art. 44, to adjust the arbitration covenant to the provisions set forth in the Bylaws of Novo Mercado.

(a.i.3) exclusion of:

(1) paragraph 1 of the current Article 29, to be renumbered to Article 27, in view of the changes to the Bylaws of Novo Mercado on the obligation to prepare the financial statements in accordance with international standards.

(2) current Article 41 and its sole paragraph in view of the provisions contained therein being incorporated in the new Article 39;

(3) current paragraphs 1 and 2 of the current Article 42, to be renumbered to Article 41, in view of the new wording of Article 41; and

(4) current Chapter IX and current Article 43, in view of the exclusion of the provisions contained therein from the Bylaws of Novo Mercado, since the information contained therein has been included in the Reference Form by regulation of the Brazilian Securities and Exchange Commission – CVM.

(a.ii)    Adjust the composition and attributions of the Board of Officers, in accordance with the organization restructuring promoted by the Company, in accordance with the decision of the Board of Directors at the meeting held on May 25, 2011, through:

(a.ii.1) inclusion of:

(1) new items “b” and “c” to the sole paragraph of Article 19, to be renumbered to Article 18, to set forth the attributions, respectively, of the Vice President Operations Officer and Vice President Institutional Relations Officer.

(a.ii.2) adjustment to the wording of:

(1) item “a” of the current Article 18, to be renumbered to Article 17, to adjust the new designation of the members of the Board of Officers of the Company;

(2) items “w” and “x” of the current Article 18, to be renumbered to Article 17 to set forth the attribution of the Board of Directors to create Commissions;

(3) current Article 19, to be renumbered to Article 18, to adjust the number of members of the Board of Officers, reducing the number of members from 7 (seven) to 6 (six), and creating the positions of Operations Vice President Officer, Institutional Relations Vice President Officer and terminating the positions of Power Management Vice President Officer, Power Distribution Vice President Officer and Power Generation Vice President Officer;

(4) sole paragraph and items “a”, “c” and “g”, the latter two which shall be renumbered to item “e” and “f”, respectively, of the sole paragraph of the current Article 19, which shall be renumbered to Article 18, to adjust them to the new designation of the members of the Board of Officers of the Company and the new responsibilities of the Financial Vice President Officer and Administrative Vice President Officer;

(5) current Article 22, to be renumbered to Article 20, and its paragraphs 1 and 2, to adjust their wording to the new designation of the members of the Board of Officers and set forth that in case of vacancy of the Chief Executive Officer his position may be temporarily filled in by the Operations Vice President Officer; and

(6) sole paragraph of the current Article 24, to be renumbered to Article 22, to adjust the wording used therein, without change to its provisions.

(a.ii.3) exclusion of:

(1) current Chapter III, in view of the segregation of the definition of the management bodies of the Company in specific chapters and items of the Bylaws;

(2) current Articles 15 and 16 and their respective sole paragraphs, in view of the inclusion of the provisions contained therein in the new Articles 14 and 15;

(3) items “d”, “e” and “f” of the current Article 19, to be renumbered to Article 18, in view of the proposed termination of the positions of Power Management Vice President Officer, Power Distribution Vice President Officer  and Power Generation Vice President Officer;

(4) sole paragraph of the current Article 20, to be renumbered to Article 19, in view of the inclusion of the provisions contained therein in the new Article 14; and

(5) current Article 21 and its sole paragraph, in view of the inclusion of the provisions contained in the new Article 14 and its paragraphs.

(a.iii)   Adjust the wording and numbering of the provisions, through the

(1) adjustment of the title of the current Chapter II (“Capital Stock, Shares and Shareholders”), to exclude the expression “and Shareholders” in view of the non existence of any provisions regarding the shareholders in such chapter;

(2) correction of the spelling of certain words in the Portuguese version of the Bylaws and the references to the name of Bolsa de Valores de São Paulo, BM&FBovespa;

(3) adjustment to the paragraph 1 of the current Article 28, to be renumbered to Article 26, in view of its segregation into Paragraph 2 of the referred Article; and

(4) renumbering of the articles and paragraphs of the Bylaws and the cross references contained therein in view of the proposed changes.

In accordance to the provisions of article 11 of the CVM Rule 481/2009, as amended, the Schedule I to this proposal contains (1) a comparative chart containing the current wording, the proposed wording and comments of the management to each of the items, and (2) the marked-up and clean drafts of the By-laws consolidating all proposed changes. The referred schedule shall also be available, as of this date, in the head office of the Company, in its website (www.cpfl.com.br/ri) and in the website  of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

II.     COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE BOARD OF OFFICERS

The Board of Directors proposes to the Shareholders’ Meeting the approval of the redistribution of the global compensation of the members of the Board of Directors and of the Board of Officers of the Company, approved at the Annual Shareholders’ Meeting held on April 28, 2011, for the purposes of implementing the organizational restructuring of the CPFL Group, as mentioned in item I, sub item (a.ii) of this Management Proposal, contemplating a redistribution of the amounts of the compensation of the management among the Company and its controlled companies.

The proposal consists in the review of the amount approved in the Annual Shareholders’ Meeting of April 28, 2011, that is, of up to R$ 4,569,102.28 (four million five hundred and sixty-nine thousand one hundred and two reais and twenty-eight centavos), of which R$ 1,333,584.00 (one million three hundred and thirty-three thousand five hundred and eighty-four reais) are allocated for the compensation of the Board of Directors and R$ 3,235,518.28 (three million two hundred and thirty-five thousand five hundred and eighteen reais and twenty-eight centavos) are allocated for the compensation of the Board of Officers, being included in such amount the value of all benefits and charges, to up to R$ 10,600,879.44 (ten million six hundred thousand eight hundred and seventy-nine reais and forty-four centavos), of which R$ 1,333,584.00 (one million three hundred and thirty-three thousand five hundred and eighty-four reais) shall be allocated for the compensation of the Board of Directors and R$ 9,267,295.44 (nine million two hundred and sixty-seven thousand two hundred and ninety-five reais and forty-four centavos) shall be allocated for the compensation of the Board of Officers, being included in such amount the value of all benefits and charges, reflecting such proposal the redistribution of the amounts of the compensation of the management between the Company and its controlled companies.

Management advises the shareholders that the proposal: (i) does not represent an increase of the global compensation paid by the Company and its controlled companies to the members of the Board of Officers and the non statutory officers; and (ii) results of (a) the redistribution of the compensation amounts allocated among the Company and its controlled companies; (b) reallocates a portion of the compensation paid to the officers in view of certain non statutory officers having been elected to the board of officers of the companies of the CPFL Group. Lastly, we note that the compensation to be paid to the Board of Officers proposed herein to the Shareholders’ Meeting is an estimate that considers the maximum amount that may be paid to the Board of Officers.

To facilitate the understanding of the information, please find transcribed below, in the same chart the referred annual global maximum amounts approved and realized in 2010, as well as the amounts approved in the Annual Shareholders’ Meeting that occurred on April 28, 2011:

Maximum global compensation amounts of the Board of Directors and the Board Officers of CPFL Energia
Global Amount (Board of Directors and Board of Officers)	2010		2011
	Approved (R$)	Realized (R$)	Approved AGO 04.28.2011 (R$)	Realized (R$) (from May/2011 to October, 2011)	Management Proposal
	3,374,043.97	2,908,401.43	4,569,102.28	3.217.342,93	10.600.879,44
Board of Directors	952,560.00	952.560,00	1,333,584.00	655.206,00	1.333.584,00
Board of Officers	Up to 2,421,483.97	1.955.841,43	Up to 3,235,518.28	2.562.136,93	9.267.295,44

* These amounts include all benefits and charges.

The information related to the compensation of the Management, in accordance with the requirements of the Article 12 of the CVM Rule 481/2009, are available at the head office of the Company, at its website (www.cpfl.com.br/ri), at the website  of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br), and in the Schedule II of this Management Proposal.

III.    RATIFICATION OF THE ASSOCIATION WITH THE SHAREHOLDERS OF ERSA ENERGIAS RENOVÁVEIS S.A.

1.      Business’ Description

The Company, by its controlled companies, CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) implemented an association with the shareholders of ERSA Energias Renováveis S.A., today referred as CPFL Energias Renováveis S.A. (“CPFL Renováveis” or “ERSA”), with the purpose of consolidate the renewable energy assets of the CPFL group and ERSA’s, with remarkable presence in three main technologies of renewable energies currently developed in the country – wind farms, small hydro power plants (PCHs) biomass thermoelectric power plants (the “Association”).

2.      Submission to the Shareholders’ Meeting’s approval

The implementation of the Association, pursuant to the terms detailed below, resulted on the acquisition of the indirect control of CPFL Renováveis by the Company, and thus subject to resolution of the general meeting under the terms of article 256 of Law No. 6,404 of December 15, 1976 (“Corporate Law”).

The operation is defined as a relevant investment, once that the book value of CPFL Renováveis is approximately of R$1,3 billions and, therefore, over 10% (ten per cent) of the net worth of the Company, as criteria set forth in the sole paragraph of article 247 of the Corporate Law.

3.      Information of CPFL Renováveis

CPFL Renováveis (previously referred to as ERSA - Energias Renováveis S.A.) is a public-held company registered with the Securities and Exchange Commission (“CVM”) as a “category B” company, upon the terms of Instruction CVM No. 480/09, organized and existing under the laws of Brazil, with head office at Avenida Dr. Cardoso de Melo, No. 1184, 7th floor, Vila Olímpia, Zip Code 04548-004, in the city of São Paulo, State of São Paulo, Brazil, enrolled with the Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 08.439.659/0001-50. Previously to the implementation of the Association, the referred company had a corporate capital of R$931,073,025.91, represented by 762,626,159 ordinary common shares, with no par value, distributed among its shareholders (“ERSA Block”) as follows (CPFL Renováveis does not negotiate its shares in open market):

Shareholders	# Shares	Part. %
Secor	190,413,272	24.97%
Pátria Energia	165,362,205	21.68%
FIP Brasil Energia	157,196,439	20.61%
Bradesco FIP	102,872,952	13.49%
DEG	51,025,261	6.69%
GMR	46,051,800	6.05%
FIP Pátria	29,042,714	3.81%
Roberto	6,887,172	0.90%
Guilherme	6,887,172	0.90%
Marcelo	6,887,172	0.90%
Total	762,626,159	100.00%

4.      Main terms and conditions of the business

With the purpose to implement the Association, the Company, CPFL Brasil and CPFL Geração executed on April 19, 2011, jointly with the ERSA Block, an Association Agreement as amended in August 23, 2011, which key terms and conditions are stated below:

Reference	Description
Parties

CPFL Energia S.A.

CPFL Geração de Energia S.A.

CPFL Comercialização Brasil S.A.

Pátria Energia – Fundo de Investimento em Participações

Secor LLC

Fundo de Investimento em Participações Multisetorial Plus

DEG – Deutsche Investitions und Entwicklungsgesellschaft mbH

GMR Empreendimentos Energéticos Ltda.

Roberto Sahade

Guilherme Sahade

Marcelo Sahade

Fundo de Investimento em Participações Brasil Energia

Pátria Energia Renovável – Fundo de Investimento em Participações em Infraestrutura

ERSA – Energia Renováveis S.A.

Purpose

The implementation of the Association occurred through the following acts:

(i) request of prior authorization from ANEEL and BNDES, within 15 days from signing of the Association Agreement, to implement the steps described in items (ii) to (v) below;

(ii) constitution of a new company by CPFL Brasil and by CPFL Geração, in order to concentrate all the renewable energy assets of property of the CPFL group (“CPFL Assets”) into a sole company (“Nova CPFL”), as well as the constitution of new companies by CPFL Geração (“PCH’s Companies”) for the segregation of small hydroelectric power plants of its own property. (“PCH’s Assets”);

(iii) segregation, by CPFL Geração, of the assets and liabilities that currently constitute the PCH’s Assets, and their respective contribution in increasing the corporate capital of the PCH’s Companies;

(iv) contribution, by CPFL Geração and by CPFL Brasil, of the CPFL Assets, in increase of the corporate capital of Nova CPFL;

(v) merger of Nova CPFL into ERSA and the consequent amendment of the corporate name of the company to CPFL Energias Renováveis S.A.; and

(vi) celebration of a shareholders’ agreement by and among CPFL Geração, CPFL Brasil, ERSA Block and CPFL Renováveis (the “Shareholders’ Agreement”).

Precedent Conditions

Conditions for the closing by CPFL: Among other conditions, the main precedent conditions to the closing obligation by CPFL were the following, which were satisfactorily fulfilled by ERSA Block and by ERSA:

Governmental and Regulatory Authorizations, and from Third Parties. ANEEL and the BNDES had approved the implementation of the transactions contemplated hereby.

Debentures’ conversion. The ERSA Block and ERSA had converted the all debentures issued by ERSA according to the Deed of 1st (first) Private Emission of Debentures held on August 15, 2007 and as the Deed of 2nd (second) Private Emission of Debentures held on December 23, 2008 in emission of ordinary shares of the Company.

Conversion/Termination of Subscription Warranties. The ERSA Block and ERSA had cleared all the subscription warranties currently issued by the Company in ordinary shares of it.

Termination of Agreements with Related Parties. On the Closing Date, the ERSA Block and ERSA carried out the termination of the following contracts entered into by them, granting mutual release for the obligations undertaken due to the referred instruments: (a) Investment and Other Covenants Agreement and Complementary Agreement to the Investment and Other Covenants Agreement entered into by Pátria Energia, Secor, Bradesco FIP, DEG, GMR Energy, Roberto, Guilherme and Marcelo, on July 18, 2008; and (b) Subscription Agreement signed between the Company, DEG and other members of the ERSA Block, on July 31, 2007 and on December 23, 2008.

Closing Conditions for the ERSA Block: Among other conditions, the main precedent conditions to the closing obligation by the ERSA Block were the following, which have been satisfactorily met by CPFL:

Government, Regulatory and Third Party Authorizations. ANEEL and BNDES have approved the implementation of the transactions contemplated herein.

Absence of Other Securities Issued by Nova CPFL. On the Closing Date, the total shares of Nova CPFL was comprised exclusively of common shares and there shall not be, either issued of in circulation, any other securities issued by Nova CPFL.

Segregation of PCH’s Assets and Contribution of CPFL Assets. CPFL, CPFL Geração and CPFL Brasil shall implement the acts prescribed in items (ii) to (iv) of the object of the Association Agreement, as listed above.

Other Undertakings

Submitting the Transaction to CADE. The Parties have submitted the transaction, purpose of the Association Agreement, for analysis and approval by CADE. The approval of the Association by CADE occurred, without limitations, in accordance with the vote issued on June 13, 2011, within the scope of the Concentrating Act nº 08012.004702/2011-04.

Substitution of Financial Warranties of CPFL Enterprises. Within the term of three (3) months counted from the Closing Date, the Parties must procure that the warranties rendered by CPFL Geração and by CPFL Brasil in relation to the financing of CPFL Assets be substituted by warranties posted by the Company or other warranties acceptable to the respective creditors.

SIIF. The assets of renewable electric energy generation operated by Jantus SL, which controls SIIF Énergies do Brasil Ltda. e a SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (“SIIF Assets”), will be acquired by CPFL Renováveis as prescribed in the Agreement for the Sale and Purchase of Jantus SL, which rights and obligations will be assigned by CPFL Brasil to CPFL Renováveis, object of the Material Fact published by CPFL on April 7, 2011, will be part of CPFL Assets and contributed to CPFL Renováveis as prescribed in the Association Agreement.

Indemnification

Indemnification by the ERSA Block: Each one of the Parties that comprise the ERSA Block, individually and not jointly, agrees to indemnify and hold CPFL, CPFL Geração, CPFL Brasil, CPFL Renováveis, and their respective Affiliates (and their respective officers, counselors, employees and agents) harmless from any Losses suffered or incurred as a result of (each one “Indemnification Event”):

(a)         a violation of any representation or warranties given by a member of the ERSA Block or by CPFL Renováveis in the Association Agreement;

(b)         a violation of any covenant or agreement by a member of the ERSA Block and/or by CPFL Renováveis expressed in the Association Agreement, related with the transactions contemplated hereby;

(c)          any pre-existent act, fact or omission or one of the aforementioned which occurred before the Closing Date, related to the ERSA Assets, as a result of Taxes due and unpaid, complaints resulting from commercial representation or labor relations, complaints made by clients, environmental issue or for any other issues; or

(d)         any fiscal responsibility (including fines, interest and other costs) of the members of the ERSA Block resulting from the closing of the transactions here established.

Indemnification by CPFL, CPFL Geração and CPFL Brasil. CPFL, CPFL Geração and CPFL Brasil, as applicable, individually and non-severally, agree to indemnify and leave the ERSA Block and CPFL Renováveis, as well as their respective Affiliates, (and their respective officers, counselors, employees and agents) exempt from any Losses suffered or incurred as a result of:

(a)         a violation of any representation or warranties given by a member of CPFL, CPFL Geração or CPFL Brasil in the Association Agreement;

(b)         a violation of any covenant or agreement by CPFL, CPFL Geração or CPFL Brasil included in the Association Agreement, related with the transactions here contemplated;

(c)          any pre-existent act, fact or omission or one of the aforementioned which occurred before the Closing Date, related (i) to the CPFL Assets, as a result of Taxes due but unpaid, complaints resulting from commercial representation or labor relations, complaints made by clients, environmental issue or for any other issues; or (ii) to CPFL, to CPFL Geração or to CPFL Brasil, as a result or activities or businesses not comprised in the Business of the Association or not listed as PCH’s Assets, or to the CPFL’s Assets;

(d)         any fiscal responsibility (including fines, interest and other costs) of the members of CPFL, CPFL Geração, or CPFL Brasil resulting from the closing of the transactions here established; or

(e)          eventual losses arising from eventual default of its consorts (or indirectly, agricultural partners) in relation to CPFL’s Assets as a result of the supplying of biomass and/or of providing operational and maintenance services.

Payment of Indemnification for Losses arising from Indemnification Events. The payment of any indemnification of an Event subject to Indemnification (involving a third party or not) owed by the Indemnifying Party to the Indemnified Party may be paid, according to the criteria adopted exclusively by the Indemnifying Party, in (a) money; or (b) by means of payment in kind of shares from CPFL Renováveis.

Indemnity Obligations Limitations.

Temporal Limitation for Sending of Notifications. Notifications claiming indemnifications due to Events subject to Indemnification may only be submitted in (a) twenty four (24) months counted from the Closing Date; or (b) up to the approval of the Company’s going public date, as defined in the Shareholder’s Agreement, whichever occurs first.

Maximum Value Limitation. The total value of Losses for which the respective Indemnifying Party will indemnify the Indemnified Party, in accordance with the Association Agreement, will not exceed BRL 100,000,000.00 (one hundred million reais).

Minimum Value Limitation. The Indemnifying Party will not be responsible towards the Indemnified Party for any isolated Event subject to Indemnification unless it results in losses greater than or equal to BRL 10,000,000.00 (ten million reais).

Certain indemnifications owed by CPFL, CPFL Geração or by CPFL Brasil in relation to Events subject to Indemnification resulting from defaults in supplying of biomass and/or providing operational and maintenance services will not have a maximum value limitation, yet will not be owed unless they result in losses greater than or equal to BRL 1,000,000.00 (one million reais). In addition, aforementioned eventual indemnifications have temporal limitations for sending of notifications on Events subject to Indemnifications, which must be sent in up to sixty (60) months counted from the Closing Date.

Certain indemnifications owed by CPFL, CPFL Geração or by CPFL Brasil resulting from Events subject to Indemnification from defaults in supplying of biomass and/or in the providing of operational and maintenance services will only be owed by CPFL, CPFL Geração or by CPFL Brasil if all other warranties and other instruments provided in partnership agreement with the biomass producers have been exhausted, paid in cash.

SIIF’s Assets: Considering that the Agreement for the Sale and Purchase of Jantus SL will be assigned to ERSA, with all rights and obligations, the representations and warranties given by the respective sellers to CPFL Brasil, as well as obligations to indemnify assumed by the respective sellers, will be reverted in benefit of ERSA, the mentioned above shall not apply to SIIF’s Assets.

Other Relevant Provisions

All disputes, controversies and/or issues arising from or related to the Association Agreement must be resolved by means of arbitration, in accordance to the rules set forth by BM&FBOVESPA Market Arbitration Chamber. If the BM&FBOVESPA Market Arbitration Chamber claims lack of jurisdiction to solve certain conflict, said conflict will be automatically transferred to the CCBC Chamber of Arbitration.

Once fulfilled the precedent conditions set forth in the Association Agreement, as summarized above, the managements of Nova CPFL (under the corporate name of Smita Empreendimentos e Participações S.A.) and of CPFL Renováveis signed, on August 23, 2011, the respective Protocol and Justification of Merger of Nova CPFL into CPFL Renováveis, ruling the terms and conditions which regulated the merger of Nova CPFL into CPFL Renováveis (the “Merger”).

As a consequence of the Merger, the shareholders of Nova CPFL received 0.7515 of the new common shares issued by CPFL Renováveis for each issued share of Nova CPFL (“Replacement Ratio”). The evolution in the control of ERSA, before and after the Merger, is revealed below:

•         Quantity of ERSA shares before the Merger:

Shareholders	Shares Quantity	Percentage %
CPFL Geração	0	0
CPFL Brasil	0	0
Secor	190,413,272	24.97%
Pátria Energia	165,362,205	21.68%
FIP Brasil Energia	157,196,439	20.61%
Bradesco FIP	102,872,952	13.49%
DEG	51,025,261	6.69%
GMR	46,051,800	6.05%
FIP Pátria	29,042,714	3.81%
Roberto	6,887,172	0.90%
Guilherme	6,887,172	0.90%
Marcelo	6,887,172	0.90%
Total	762,626,159	100.00%

•         Quantity of Nova CPFL shares:

Shareholders	Share Quantity	Percentage %
CPFL Geração	839,217,003	86.02%
CPFL Brasil	136,390,255	13.98%
Total	975,607,258	100.00%

•         Quantity of CPFL Renováveis shares after the Merger:

Shareholders	Share Quantity	Percentage %
CPFL Geração	630,647,954	42.15%
CPFL Brasil	102,493,123	6.86%
Secor	190,413,272	12.73%
Pátria Energia	165,362,205	11.06%
FIP Brasil Energia	157,196,439	10.51%
Bradesco FIP	102,872,952	6.88%
DEG	51,025,261	3.41%
GMR	46,051,800	3.08%
FIP Pátria	29,042,714	1.94%
Roberto	6,887,172	0.46%
Guilherme	6,887,172	0.46%
Marcelo	6,887,172	0.46%
Total	1,495,767,236	100.00%

The Replacement Ratio was freely negotiated and agreed upon by the independent parties and reflects, in an adequate manner, the best evaluation of Nova CPFL and CPFL Renováveis. Said values took into account the economic value of each one of the companies, ascertained by the respective administrations, considering the nature of their activities, as well as the economic, operational and financial premises applicable to the companies.

The Replacement Ratio was subject to revision and analysis performed by Deutsche Bank S.A. – Banco Alemão, substantiated by opinion issued on May 23, 2011 and included herein as Schedule III. Said opinion concluded that the Replacement Ration was considered, by Deutsche Bank, fair to CPFL from a financial point of view.

The shareholders of Nova CPFL will be attributed with, in substitution of one hundred percent (100%) of the shares issued by Nova CPFL of its ownership, to become extinct as of the Merger, a total of seven hundred and thirty three million, one hundred and forty one thousand and seventy seven (733,141,077) new common issued shares of CPFL Renováveis, which will grant equal rights to those granted by the other common shares issued by CPFL Renováveis existent today, including the right of obtaining, in their integral value, dividends and/or interest on capital to be announced by CPFL Renováveis from the issuance date of said shares.

CPFL’s contribution for the Merger occurred through the transfer of its control of the CPFL’s Assets, listed below, to Nova CPFL that, by means of the Merger, became controlled by CPFL Renováveis.

Enterprises	Type
Americana	PCH
Baia Formosa	BIO
Baldin	BIO
Buriti	BIO
Buritis	PCH
Campo dos Ventos I	EOL
Campo dos Ventos II	EOL
Campo dos Ventos III	EOL
Campo dos Ventos IV	EOL
Campo dos Ventos V	EOL
Capão Preto	PCH
Chibarro	PCH
CPFL Sul	PCH
Dourados	PCH
Eloy Chaves	PCH
Esmeril	PCH
Eurus V	EOL
Eurus VI	EOL
Gavião Peixoto	PCH
Ipê	BIO
Jaguari	PCH
Lençóis	PCH
Monjolinho	PCH
Pedra	BIO
Pinhal	PCH
Salto Grande	PCH
Santa Clara I	EOL
Santa Clara II	EOL
Santa Clara III	EOL
Santa Clara IV	EOL
Santa Clara V	EOL
Santa Clara VI	EOL
Santana	PCH
São Joaquim	PCH
Socorro	PCH
Três Saltos	PCH

Furthermore, as provided in the Association Agreement, considering that the acquisition of the SIIF ‘s Assets was not concluded up to the moment of implementation of the Association, CPFL Brasil and CPFL Geração shall carry out a capital increase in the amount of three hundred and eighty four million, one hundred and ninety six thousand, six hundred and fifty reais (BRL 384,196,650.00) to CPFL Renováveis, by means of the issuance of one hundred and eighty million, three hundred and thirty four thousand, two hundred and twenty two (180.334.222) new common shares of CPFL Renováveis (“Additional Capital Increase”). Through the Merger and the Additional Capital Increase, CPFL Geração and CPFL Brasil will hold 54.5% of the equity interest of ERSA.

Moreover, if SIIF’s Assets are acquired, CPFL Brasil must transfer the necessary funds for the referred acquisition to CPFL Renováveis, and then CPFL Geração and CPFL Brasil will hold 63.58% of the voting and total equity interest of the Company.

5.      Business Purpose

Considering that Smita and ERSA are companies in the same line of business, the association between them will consolidate their position as leaders in the renewable energy sector, as well as provide synergic gains resulting from the unification of the activities of the companies, which will provide a more efficient structure for developing their businesses, with potential savings of technical costs, supply costs, and other general and administrative costs, as well as enable greater growth and profitability in the businesses developed by the Companies.

The unification of the ownership and management, as well as the integration of the skills of each one of the Companies with the Merger will result in a strengthening of ERSA’s and Smita’s position in the Brazilian renewable energies sector, consolidating their operations in the main geographical regions of the country.

6.   Inform the costs that would be incurred by the Company in the event that the transaction is not approved

Initially, the Company informs that, as disclosed in the Material Fact dated as of August 23, 2011, the estimated costs for the implementation of the Association were of R$18 million.

Notwithstanding, it is important to clarify that the Association, which has already been implemented between the Company and the shareholders of ERSA, as disclosed in the Material Fact published on August 24, 2011, through the merger by ERSA of Smita Empreendimentos e Participações S.A., a company controlled by the Company, resulted in the unification of the renewable energy generation assets, consolidating the business of generation and commercialization of renewable energy of the referred companies, which allowed a better positioning of the company resulting from the Association for the growth and better competitiveness of the Brazilian energy sector. In view of the aforementioned, in the event that the Association is not ratified, this would result in significant losses for the Company and the shareholders which are difficult to estimate.

7.   Administrative Plan

With the implementation of this Association, the administrative plan of the Company is to create, through the union of the renewable energy generation assets of the Company and of ERSA, an independent company focuses and with relevant presence in the development, implementation and operation of businesses of generation of energy from alternative and renewable sources, with presence in the three main renewable energy technology sectors currently under development in the country – wind farms, small hydro power plants (PCHs) biomass thermoelectric power plants.

8.   Management Statement

In view of the aforementioned, CPFL’s management recommends the approval of the Merger, understanding that the merger of the two companies will consolidate its position as leaders in the renewable energies sector in Brazil, as well as promote synergic gains resulting from the unification of the companies’ activities, which will gain a more efficient structure for developing their businesses with potential savings of technical costs, supply costs, and other general and administrative costs, as well as enable greater growth and profitability in the businesses developed by the Companies.

9.   Valuation of Investment and Right to Withdraw

To implement the Association, including for purposes of determining the basis of the Replacement Ratio mentioned in item 4 above, the Company attributed to ERSA, as its economic value for the referred transaction, the value of BRL 1,625 billion, according to internal studies prepared based on the financial statements disclosed by ERSA and on managerial data and reports obtained from such company during the negotiations.

The assessment of ERSA’s economic value, as mentioned above, has been made through the application of the discounted cash flow to equity method (DCFE).

In the opinion of management, the DCFE was the methodology which most accurately valued ERSA in comparison to other available valuation criteria. This is because, among the potential advantages of utilizing the DCFE method, it is important to highlight that its utilization (i) estimates the intrinsic value of the evaluated company; (ii) takes into consideration the risk-return profile of the investments, and can be adjusted for the country risk; (iii) takes into consideration the capital structure of the evaluated company; and (iv) gives more flexibility to incorporate expected changes in the business profile such as changes in product mix, capacity expansion, etc.

For additional information regarding the economic valuation of ERSA, we kindly ask you to refer to the internal economic valuation study prepared by the management of the Company, which is attached hereto as Schedule IV.

Notwithstanding the above, the Company hired Apsis Consultoria Empresarial Ltda., with head office at Rua da Assembleia, No. 35, 12º floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with CNPJ/MF under nº 27.281.922/0001-70 (“Valuator”) to carry out an valuation of ERSA, in accordance with its pre-Merger status, taking into account the valuation methodology set forth in Article 256 of Law No. 6.404/76. The valuation report was prepared by the Valuator based on ERSA’s balance sheet of June 31, 2011 (“Appraisal Report”) and is attached to this proposal as Schedule V.

The following conclusions were drawn based on the aforementioned Appraisal Report:

9.1.           Acquisition Price

For purposes of verifying the calculation criteria established in Article 256 of Law No. 6.404/76, the Valuator utilized the value attributed to ERSA of BRL 1.6389 billion. Such value was calculated by the Valuator taking into account that the participation of ERSA’s assets after the operation would be of 36,42% (thirty six point forty two percent) and that the assets involved in the operation were evaluated in BRL 4.5 billion, as presented in the material fact published by the Company on April 19, 2011.

It is important to highlight that the Valuator utilized, for purposes of determining the value mentioned above, of the total value of the assets calculated in billions, i.e., BRL 4.5 billion. In this regard, the management would like to clarify that the value of the valuation of the assets for purposes of the Association was of approximately BRL 4.461 billion. As a result thereof, and considering the difference between the value utilized by the Company and the value determined by the Valuator (by virtue of utilizing the value in millions) will result in a minimum impact in the assessment of the values set forth in Article 256 of Law No. 6.404/76, the management opted to insert herein, for comparative purposes, the values reached by the Valuator in the Appraisal Report, having the value of BRL 4.5 billion as basis, and the values reached by the administration, taking into consideration the value of its internal valuation of the assets.

9.2.           Average Price

CPFL Renováveis does not trade shares in the stock market. Accordingly, the criteria set forth in Article 256, II, a, of Law No. 6.404/76 for establishing the average price of shares in the stock market, during the ninety (90) days prior to the operation date, does not apply to the operation submitted for ratification of the shareholders of the Company.

9.3  Net Equity at Market Price

As the Appraisal Report stated, the net equity value of each share of CPFL Renováveis, valuated at market price in June 31, 2011, is of BRL 1.94.

9.4  Net Profit

CPFL Renováveis is a company in the pre-operational stage and, as such, has no profit ascertained in the last two fiscal years. Accordingly, the criteria prescribed in Article 256, II, c, of Law No. 6.404/76 does not apply to the operation submitted for ratification of the shareholders of the Company.

9.5  Conclusion

In view of the features listed and calculated above, when applicable, the criteria to calculate the relationship between the average price of the share and share of CPFL Renováveis calculated at market value is the only remaining criteria, based on the Appraisal Report, as follows:

Criteria	Appraisal Report	Management Information
Average Share Price	R$2,24	R$2,22
Share Price based on Net Worth at Market Value	R$ 1,94	R$ 1,94
Ratio between values	1,155x	1,144x

Accordingly, considering that the average share price has not exceeded one and a half times the share valuated at the market value, the approval of the presented operation does not grant the to dissident shareholders the right of withdrawal from the Company, as set forth in article 256, paragraph 2 of Law No. 6,404/76.

iV.       ELECTION OF ALTERNATE MEMBER OF THE BOARD OF DIRECTORS

The Controlling Shareholders appoint Mr. Sr. Carlos da Costa Parcias Júnior for the position of alternate member of the Board of Directors, considering the resignation of Mr. Gustavo Pellicciari: Complying with the established in Article 10, of CVM Rule No. 481/2009, below is the information of the candidate.

Item 12.6.       Candidate’s Data:

Name	Carlos da Costa Parcias Júnior
Age	50
Profession	Economist
CPF	667.235.667-34
Position	Alternate member of the Board of Directors
Other Positions in the Company	Member of the Strategy Committee and Project Valuation Committee
Appointed by the Controlling Shareholders	Yes.

Item 12.8.       Candidate’s Information:

a. Curriculum of the candidates, looking at the professional experiences of the last 5 years and the appointment of all positions they occupy in public-held companies:

Graduated in Economics from the Universidade Federal do Rio de Janeiro (UFRJ) (1984) and attended Master in Economics at PUC-RJ (1988). Independent financial advisor, focusing on mergers and acquisitions and structuring of private equity, from 2004 to date. Previously, he was: (i) Director of Icatu Gestão de Participações between 2001 and 2003; (ii) Director of Investment Banking Fleming Graphus from 1998 to 2000; (iii) President of BBA-Capital Asset Management,, current Itaú BBA between 1993 and 1998; (iv) Executive JP Morgan from 1992 to 1993, as well as (v) CEO Advisor of BNDES, from 1990 to 1992. He is currently Equity Director of Camargo Corrêa Investimentos em Infraestrutura (CCII), since 2011, holding company.

b.

The Controlling Shareholders stated to the Company that the candidate nominated by them for the position of alternate member of the Board is able to sign that statement has not been convicted by (i) any crime, (ii) condemnation of the CVM in administrative proceedings, or (iii) final conviction in the judicial or administrative, that has suspended or disqualified him to practice a professional or commercial activity.

12.9.    Existence of marital relationship, family relationship to the second degree between the parties listed below

There's no marital relationship or family relationship to the second degree between the candidate and indicated herein: (a) administrators of the issuer, (b) administrators of controlled, directly or indirectly, companies by the issuer, (c) direct or indirect controlling companies of the issuer (d) administrators of controlled, directly or indirectly, companies by the issuer.

12.10.  Report on reporting relationships, service or control maintained in the past 3 fiscal years:

The candidate is the Officer of Equity Investments of Camargo Corrêa Investimentos em Infraestrutura S.A.

V.        GENERAL INFORMATION

In addition to the information contained in this Management Proposal and its Schedules, the Shareholders of CPFL Energia may access the other documents related to the matters to be decided at the Shareholders’ Meeting, in accordance with Article 6 of CVM Rule 481/2009, as of the date hereof, at the head office of the Company, at its website (www.cpfl.com.br/ri), at the website  of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br), as well as they may obtain clarifications through direct contact with the Investors Relationship Office, through electronic mail to ri@cpfl.com.br or by phone at +55 19 3756 6083, means which, as of the date hereof, are at your disposal to promptly attend to your needs.

Sincerely,

Murilo Passos

President of the Board of Directors

Schedule I

Proposal of Review of the Bylaws

Current Text

Proposed Text

Justification of the Proposed Changes

CHAPTER I

Chapter I

No change

CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

No change

No change

Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation.

No change

No change

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Fiscal Council members, when installed, shall obey by the Listing Rules of the Novo Mercado (“Novo Mercado Listing Rules”).

Inclusion according to the new Listing Rules of the Novo Mercado Rule, setting forth that the Company, its shareholders, the Directors and Officers and the Fiscal Council members are bound by the Listing Rules of the Novo Mercado.

Article 2 - The Company has as its corporate purpose to:

No change

No change

(a)  foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

No change

No change

(b)  render  services related to electricity, telecommunications and data transmission transactions, as well as render  technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

No change

No change

(c) hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as purpose  fostering, building, setting up and commercially explore  projects for the electricity generation, distribution, transmission and sale and related services.

No change

No change

Article 3 - The Company, with its head  office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, may open and close branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

No change

No change

Article 4 - The duration term of the Company is undetermined.

No change

No change

CHAPTER II

CHAPTER II

Correction of the spelling of the word “Chapter” in the Portuguese version.

CAPITAL STOCK, SHARES AND SHAREHOLDERS

CAPITAL STOCK~~,~~  AND SHARES ~~AND SHAREHOLDERS~~

Excluded the final part of the title - "Shareholders" -, since there is no specific provision regarding shareholders in this chapter.

Article 5 - The subscribed and paid in capital stock  of the Company is four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$ 4,793,424,356.62),  divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common, registered shares,  with no par value.

Article 5 - The subscribed and paid in capital stock  of the Company is four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62),  divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common registered shares,  with no par value.

Correction of the spelling of the word “fifty” in the Portuguese version.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new  common shares.

No change

No change

Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws. The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days. The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law No. 6,404/76.  In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance  as well as the term for the exercise of the preemptive right, if any.

No change

No change

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Correction of the spelling of the word “Meeting” in the Portuguese version.

Paragraph 4  - The shares shall be paid up in cash.

No change

No change

Paragraph 5 - The shareholder who fails to pay in it’s  subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, counted as of the first  (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine  equivalent to ten per cent (10%) of the amount in arrears and not paid in.

No change

No change

Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced  on the market, observing  to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions.

No change

No change

Paragraph 7 - The shares are indivisible before  the Company and each share shall entitle to one (1) vote in the Shareholders’  Meetings.

Paragraph 7 - The shares are indivisible before  the Company and each share shall entitle to one (1) vote in the Shareholders’  Meetings.

Correction of the spelling of the word “Meeting” in the Portuguese Version.

Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services  Agreement.

No change

No change

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering  services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’  Meeting.

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering  services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’  Meeting.

Correction of the spelling of the word “Meeting” in the Portuguese Version.

Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Correction of the spelling of the word “Meeting” in the Portuguese Version.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide  on the issue of simple debentures, not convertible into shares and without security interest.

No change

No change

Article 8 - It is prohibited to the Company to issue preferred shares or founders’ shares.

No change

No change

CHAPTER III

No change

No change

THE BODIES OF THE COMPANY

~~THE BODIES OF THE COMPANY~~

Excluded since the definition of the Company’s management bodies shall be divided in items of the Bylaws.
Article 9 - The bodies of the Company are: I – the Shareholders Meeting; II – the Board of Directors; III – the Board of Officers;

IV – the Fiscal Council.

~~Article 9 - The bodies of the Company are:  I – the Shareholders Meeting;  II – the Board of Directors; III – the Board of Officers;~~

~~IV – the Fiscal Council.~~

Excluded since the definition of the Company’s management bodies shall be divided in items of the Bylaws.

SECTION I	~~SECTION I~~

Excluded since the definition of the Company’s management bodies shall be divided in items of the Bylaws.

THE SHAREHOLDERS MEETING	THE SHAREHOLDERS MEETING	Correction of the spelling of the word “Meeting” in the Portuguese version.
Article 10 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:	Article ~~10~~9 - The Shareholders Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:	Correction of the spelling of the word “Meeting” in the Portuguese Version and renumbering of the Article due to the proposal of exclusion of former article 9.
a) decide on the management accounts referring to the last fiscal year;

No change

No change

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

No change

No change

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

No change

No change

d) elect the effective and alternate members of the Audit Committee;

No change

No change

e) elect the effective and alternate members of the Board of Directors; and

No change

No change

f) determine the global compensation of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Audit Committee.

No change

No change

Article 11 - The Shareholders Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Article ~~11~~10  - The Shareholders’  Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Correction of the spelling of the word “Meeting” in the Portuguese version and renumbering of the Article due to the proposal of exclusion of former article 9.

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders’ Meeting shall approve:

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders’ Meeting  shall approve:

Correction of the spelling of the word “Meeting” in the Portuguese Version.

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

No change

No change

b) the delisting from the Novo Mercado of São Paulo Stock Exhange (Bovespa);	b) the delisting from the Novo Mercado of ~~São Paulo Stock Exhange (Bovespa)~~ of BM&FBOVESPA;

Adjustment of the name of BM&FBovespa.

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VII and VIII of these Bylaws, based on a list with three selected firms provided by the Board of Directors; and

c) the appointment  of a specialized firm to determine the economic value of the Company shares, in the event  of a  public offering as contemplated Chapters ~~VII~~IX  and ~~VIII~~X  of these Bylaws of these Bylaws, based on a list of  three selected firms provided by the Board of Directors; and

Adjustment of the cross references in the document due to the proposed changes.

d) plans for the granting of stock  options to members of management and employees of the Company and companies directly or indirectly controlled by the Company,  without the preemptive rights by the shareholders.

No change

No change

Article 12 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Article ~~12~~11  - The Shareholders’  Meeting  shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice  Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Correction of the spelling of the word “Meeting” in the Portuguese version and renumbering of the Article due to the proposal of exclusion of former article 9.

Sole Paragraph - The Chairman of the Shareholders’ Meeting shall observe and make sure the provisions of the shareholders agreement filed at the head office of the Company are fulfilled,  and shall not allow that votes infringing provisions of such agreements are computed.

Sole Paragraph - The Chairman of the Shareholders’ Meeting  shall observe and make sure the provisions of the shareholders agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Correction of the spelling of the word “Meeting” in the Portuguese version.

Article 13 - The shareholders may be represented in the Shareholders Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Article ~~13~~12  - The shareholders may be represented in the Shareholders’  Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’  Meeting.

Renumbering of the Article due to the proposal of exclusion of former article 9.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

No change

No change

Non-existing provision.

CHAPTER IV

Inclusion of new chapter due to the proposal of division of the Company’s management bodies in proper items in the Bylaws.

Non-existing provision.

THE MANAGEMENT

Inclusion of new sub-heading due to the proposal of division of the Company’s management bodies in proper items in the Bylaws.

Non-existing provision.

SECTION I

General Provisions for the Management Bodies

Consolidation of the provisions common to the Board of Directors and to the Board of Officers in order to facilitate the reading and understanding of the document.

Non-existing provision.

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Officers.

Consolidation of the provisions common to the Board of Directors and to the Board of Officers in order to facilitate the reading and understanding of the document.

Non-existing provision.

Sole paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

New provision due to the changes made to the Novo Mercado Listing Rules.

Non-existing provision.

Article 14  - The members of the Board of Directors and of the Board of Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Listing Rules, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Consolidation of the provisions previously set forth in Articles 16 to 21.

Non-existing provision.

Paragraph 1 - The managers of the Company must adhere to the Policy for the Disclosure of Material Act or Fact and Policy for Trading Securities Issued by the Company, upon signature of the respective Instrument.

Inclusion of this paragraph to state the documents that the board member / officer must adhere to in order to be elected, as provided in the CVM Rule No. 358 and the Novo Mercado Listing Rules.

Non-existing provision.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

Inclusion of this second paragraph, through the combination of the provisions of the current text of the sole paragraphs of Articles 16 and 21.

Non-existing provision.

SECTION II

Segregation of the specific provisions to the Board of Directors.

Non-existing provision.

The Board of Directors

Segregation of the specific provisions to the Board of Directors.

Article 14 - The Board of Directors shall be composed of at least seven (7) and more than nine (9) all shareholders members, elected and dismissible by the Shareholders’ Meeting, of whom a minimum of twenty per cent (20%) shall be Independent Board Members.

Article ~~14~~15  - The Board of Directors shall be composed of at least seven (7) and no  more than nine (9) all ~~shareholders~~ members, elected and dismissible by the Shareholders’  Meeting~~, of whom a minimum of twenty per cent (20%) shall be Independent Board Members~~ for unified one-year term, reelection being permitted.

The propose change is made to: (a) exclude the requirement that the members of the board of directors be shareholders, in accordance with the text of the amended Law No. 6,404/76; (b) segregate the minimum number of independent members of the Board of Directors in a new paragraph 1; and (c) consolidate the term previously provided in art. 15 of the Bylaws.

Non-existing provision.

Paragraph 1 – At least twenty per cent (20%) of the Directors of the Company shall be Independent Directors, according to the Novo Mercado Listing Rules and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, and the Directors elected under the right set forth in Article 239 and Paragraphs 4 and 5 of Article 141 of Law No. 6,404/76 shall also be considered Independent Directors.

Amendment to the provision applicable to the minimum number of independent board members in accordance to the Novo Mercado Listing Rules, not resulting in any changes to the current provisions.

Paragraph 1 - When the percentage requirement referred to in the caption hereof, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5).

Paragraph ~~1~~2  - When  the percentage requirement referred to in the ~~caption hereof, the~~Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next  whole number: (i) immediately superior, if the fraction equals  to or exceeds  five tenths  (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths  (0.5),  according to the Bylaws of Novo Mercado.

Amendment to the wording in accordance to the amendments proposed to the article 14, to be renumbered to article 15, and the creation of the new paragraph 1st of this article.

Paragraph 2 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph ~~2~~3  - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Adjustment of the number.

Paragraph 4 - The Board of Directors shall have a Chairman and a Vice  Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph ~~3~~4  - The Board of Directors shall have a Chairman and a Vice  Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Adjustment of the number.

Paragraph 4º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Article 17 Paragraph 1 of these Bylaws.

Paragraph ~~4~~5  - The Shareholders’ Meeting  may elect alternate  members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing  the provisions  set out in Article ~~17~~16,  Paragraph 1, of these Bylaws.

Adjustment of the number and correction of the spelling of “Meeting” in the Portuguese version. Amendment of the cross reference.

Article 15 - The members of the Board of Directors shall have a unified term of office of one (1) year, reelection permitted.	~~Article 15 - The members of the Board of Directors shall have a unified term of office of one (1) year, reelection admitted.~~

Exclusion of the Article in view of the provision set forth herein to be included in the caption of the new Article 15.

Sole Paragraph - Upon termination of the term of office, the members of the Board of Directors shall remain in their positions until their successors take office.	~~Sole Paragraph - Upon termination of the term of office, the members of the Board of Directors shall remain in their positions until their successors take office.~~

Exclusion of the Article in view of the provision set forth herein to be included in the new Article 14.

Article 16 - The members of the Board of Directors shall be vested in their respective offices upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market.

~~Article 16 - The members of the Board of Directors shall be vested in their respective offices upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market.~~

Exclusion of the Article in view of the provision set forth herein to be included in the new Article 14.

Sole Paragraph - The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.

~~Sole Paragraph - The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.~~

Exclusion of Sole Paragraph in view of the provision set forth herein to be included in the new Paragraph 2 of the new Article 14.

Article 17 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

Article ~~17~~16  - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur  pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head  office.

Adjustment of the number.

Paragraph 1 –  In the  absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced  in his/her  functions, by the Vice  Chairman or, in his/her  absence, by another Member of the Board of Directors that he/she  may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

No change

No change

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice  Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her  duties for the remaining term of office.

No change

No change

Article 18 - The duties of the Board of Directors are to:

Article ~~18~~17  - The duties of the Board of Directors are to:

Adjustment of the number.

a) elect the Chief Executive Officer and the other Executive Officers, and it may remove them at any time, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;

a) elect the Chief Executive Officer and the ~~other Executive~~Vice President Officers~~, and it may remove them at any time~~, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’  Meeting;

Correction of the spelling of “Meeting” in the Portuguese version. Change of the name of position of the members of the Board of Officers in view of the change proposed to the new Article 18 of the Bylaws.

b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual reviews;	b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual reviews;

Correction of the spelling of “five-year” in the Portuguese version.

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about executed contracts, or contracts  to be executed, and any other acts;

No change

No change

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;	d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

Correction of the spelling of “Meeting” in the Portuguese version.

e) express its opinion on the Management’s Report, the accounts of the Board of Officers and the financial statements, define the dividend policy and recommend to the Shareholders’  Meeting the allocation  of the net profit of each fiscal year;

e) express its opinion on the Management’s Report, the accounts of the Board of Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting  the allocation  of the net profit of each fiscal year;

Correction of the spelling of “Meeting” in the Portuguese version.

f) approve the retaining of depositary institutions for the rendering of book entry shares services;

No change

No change

g) decide on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws;

No change

No change

h) decide on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;

No change

No change

i) decide on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force;

No change

No change

j) decide on the appointment and/or dismissal of the independent auditors of the Company;

No change

No change

k) decide on obtaining loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;	k) decide on obtaining loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;

Correction of the spelling of “five-year” in the Portuguese version.

l) define a three nomination list of firms specialized to determined the economic value of the Company for the purposes of tender offers as provided in the Chapter VII and VIII of these Bylaws

l) define a triple nomination list of firms specialized to determine the economic value in economic valuation of companies to prepare the report on the valuation of the Company ~~for~~'s shares, in the ~~purposes~~cases  of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIIIX  and VIIIX  of these Bylaws;

Amendment in order to adequate the provision according to the amendments made to the Novo Mercado Listing Rules.

m) decide  on the acquisition~~,~~  of any fixed asset  in an amount equal to or higher than twenty million reais (R$ 20,000,000.00), and on the disposal or lien of any fixed asset  in an amount equal to or higher than two million reais (R$ 2,000,000.00);

No change

No change

n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares;

No change

No change

o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00);

No change

No change

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$ 20,000,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$ 20,000,000.00), even if concerning expenses provided in the annual budget  or in the five-year  business plan;

Correction of the spelling of “five-year” in the Portuguese version.

q) express its opinion on the matters that the Board of Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

q) express its opinion on the matters that the Board of Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

Correction of the spelling of “Meeting” in the Portuguese version.

r) decide on the incorporation and winding up of controlled companies and on the acquisition or disposal of interest in other companies;

No change

No change

s) decide on any change in the Company’s human resources policy that may have a substantial impact on the costs;

No change

No change

t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Board of Officers;

No change

No change

u) establish any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$ 20,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company, and establish any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company;

No change

No change

v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued  profits or of profit reserves pursuant to the legislation in force, as well as declare interest on net equity;

No change

No change

w) decide on the establishment of Committees to advise it on the decision of specific matters within the scope of its duties;	w) decide on the establishment of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

Inclusion of the possibility of creation of Comissions by the Board of Directors of the Company, which shall represent temporary work groups for assistance of the Board of Directors.

x) approve the internal regulation of the Board of Directors and Committees to be established;

x) approve the internal regulation of the Board of Directors ~~and~~, of the Committees  and Commissions to be established;

Adequate the wording in view of the amendment made to item “w” above.

y) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers  and employees of the Company and companies directly or indirectly controlled by the Company;

y) approve and submit to the Shareholders’ Meeting  proposal of plan for the granting of share purchase options to managers  and employees of the Company and companies directly or indirectly controlled by the Company;

Correction of the spelling of “Meeting” in the Portuguese version.

z) previously approve any amendment to a concession agreement executed by the Company or any directly or indirectly controlled company, or associated companies;

No change

No change

aa) approve the Company’s Annual Corporate Events Calendar pursuant to the Bylaws of Novo Mercado provided by Bolsa de Valores de São Paulo;	aa) approve the Company’s Annual Corporate Events Calendar pursuant to the Bylaws of Novo Mercado provided by Bolsa de Valores de São Paulo BM&FBOVESPA;

Adjustment of the name of “BM&FBovespa”.

Non existing provision

ab) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

Inclusion of additional duty of the Board of Directors related to the mandatory manifestation on tender offers for the acquisition of shares issued by the Company, in accordance with the Novo Mercado Listing Rules.

ab) exercise the other powers granted upon it by the law or by these Bylaws; and	~~ab)~~ ac) exercise the other powers granted upon it by the law or by these Bylaws; and

Adjustment of the number.

ac) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.	~~ac)~~ad) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Adjustment of the number.

Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, but  may however be held more frequently if the Chairman of Board of Directors so requests, by his/her  own initiative or at the request of any of its member, by  the vote  of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice  Chairman). Board members may participate in meetings of the Board of Directors by conference call or video conference.

No change

No change

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

	No change	No change
Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.	No change	No change
Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.	No change	No change
Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.	No change	No change

Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed  on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda.

	No change	No change

Paragraph 7 ~~-~~–  At the meetings of the Board of Directors, a Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

	No change	No change

SECTION III	No change	No change
The Board of Officers	No change	No change

Article 19 - The Board of Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Chief Business Development Executive Officer, one as Chief Financial Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive Officer, and one as Chief Administrative Office.

Article ~~19~~18  - The Board of Officers shall be comprised  of ~~seven~~six (6) members, one of them to act as Chief Executive Officer, one as ~~Chief~~Operations Vice President Officer, one as Institutional Relations Vice President Officer; one as Business Development ~~Executive~~Vice President Officer, one as ~~Chief Finance Executive~~Financial Vice President Officer, who shall also perform the duties of ~~Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive~~Investors Relations Officer, and one as ~~Chief~~ Administrative Vice President Officer.

The proposal aims the change regarding the administrative structure of the Company, upon the redistribution of duties and incorporation of new positions in the Company.

The proposal intends to eliminate the positions of Vice President Power Management Officer, Vice President Power Distribution Officer, and Vice President Power Generation Officer, of whom the duties, among others, shall be incorporated in only one position of Vice President Operations Officer, which shall help increase the efficiency and decrease the costs to the management of the Company.

Additionally, the proposal aims the creation of the new position of Vice President Institutional Relations Officer who shall act, mainly, to define and ensure the compliance with the principles and sustainability rules of the CPFL group, which shall help the consolidation and the better efficiency in the implementation of such principles and implementation of potential corrective measures.

Sole Paragraph - The respective duties of the members of the Board of Officers are:

No change

No change

a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled companies, to promote the development and the execution of corporate strategy, including risk management and regulatory management, and to perform the other duties that are assigned to him/her  by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

No change

No change

(i) call and chair the meetings of the Board of Officers;	No change	No change
(ii) grant leave to the members of the Board of Officers and appoint their substitutes;	No change	No change
(iii) coordinate and guide the work of other Executive Officers;	(iii) coordinate and guide the work of ~~other Executive~~the Vice President Officers;

Adjustment regarding the new name of the position of the members of the Board of Officers.

(iv) recommend to the Board of Directors the areas of each Executive Officer;	(iv) recommend to the Board of Directors the areas of each ~~Executive~~Vice President Officer;

Adjustment regarding the new name of the position of the members of the Board of Officers.

(v) make decisions of an urgent nature within the scope of duties of the Board of Officers, “ad referendum” of the latter;

No change

No change

(vi) represent the Company in the shareholders meetings and/or quotaholders’ meetings of the Company and companies which the Company holds an interest, or appoint an Executive Officer or attorney-in-fact to represent him/her;

(vi)  represent the Company in the ~~shareholders meetings~~Shareholders Meetings and/or quotaholders’  meetings of the Company and companies which  the Company holds an interest, or appoint ~~an Executive~~a Vice President Officer or attorney-in-fact to represent him/her; and

Adjustment regarding the new name of the position of the members of the Board of Officers. Correction of the spelling of “Meeting” in the Portuguese version.

(vii) receive summons and represent the Company in court or outside it, or appoint an Executive Officer to do so;	(vii) receive summons and represent the Company in court or outside it, or appoint ~~an Executive~~a Vice President Officer to do so.;

Adjustment regarding the new name of the position of the members of the Board of Officers.

Non existing provision.

b) Of the Operations Vice President Officer, to direct and lead the businesses of generation, commercialization and distribution of energy, as well as the services rendered by the Company's subsidiaries, to propose and manage the investments related to all of these businesses; to propose and implement new projects, ensuring operational excellence in accordance with the Company's strategic planning; to plan and perform the activities of purchase and sale of energy, observing and performing the necessary risk management policy inherent to this business; to develop and deliver services to customers; to manage the processes relating to regulatory matters, energy planning, operations engineering, retail marketing activities and distribution, as well as processes related to the purchase and sale of energy generation businesses, commercialization and distribution;

New position to be created, which shall consolidate, among other duties, the duties exercised by the Vice President Power Management Officer, Vice President Power Distribution Officer, and Vice President Power Generation Officer.

Non existing provision.

~~b~~c)  Of the Institutional Relations Vice President Officer, to direct and lead external communications, and the elaboration of the regulatory and institutional matters relating to the Company and its controlled companies, as well as its legal and environmental departments; to define and ensure the compliance with the principles and sustainability rules of the Company and its subsidiaries, directly or indirectly, or associated companies, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur.

New position to be created, which shall, among other duties, be responsible for defining and ensuring the compliance with the principles and sustainability rules of the CPFL group, which shall help the consolidation and the better efficiency in the implementation of such principles and implementation of potential corrective measures.

b) Of the Vice President Business Development Officer, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization and related or complementary activities;

~~c~~d)  Of the Vice President Business Development Officer, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization and related or complementary activities;

Adjustment of number of item (d).

c) Of the Financial Vice President Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of activities inherent to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; and

~~c~~e)  Of the Financial Vice President Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, risk monitoring, and the management of activities inherent  to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; and

Adjustment of number of item (e).

Amendment arising from the relocation of the activities developed by the positions to be extinguished in the terms of this proposal.

d) Of the Chief Power Management Executive Officer, to conduct the Company and its controlled companies power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; planning and executing commercial services as well as to develop and offer aggregated value services to major customers;

~~d) Of the Chief Power Management Executive Officer, to conduct the Company and its controlled companies power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; planning and executing commercial services as well as to develop and offer aggregated value services to major customers;~~

Exclusion due to the extinction of the position in the terms of this proposal.

e) Of the Chief Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profitability and quality as defined by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies;

~~e) Of the Chief Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profitability and quality as defined by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies;~~

Exclusion due to the extinction of the position in the terms of this proposal.

f) Of the Chief Power Generation Executive Officer, to conduct the electricity generation business, answering for the operations of the affiliated and subsidiary companies engaged in this area; to recommend, examine, evaluate, plan and implement new projects and investments in electricity generation that are in line with the strategic planning of the Company and its controlled companies; and

~~f) Of the Chief Power Generation Executive Officer, to conduct the electricity generation business, answering for the operations of the affiliated and subsidiary companies engaged in this area; to recommend, examine, evaluate, plan and implement new projects and investments in electricity generation that are in line with the strategic planning of the Company and its controlled companies; and~~

Exclusion due to the extinction of the position in the terms of this proposal.

g) Of the Administrative Officer, to direct and lead the information technology, procurement, supplies, infra structure and administrative logistics of the Company and its subsidiaries; to direct the organizational management processes and systems and propose and/or promulgate the internal rules; being also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries

~~g)~~f)  Of the Administrative Vice President Officer, to direct and lead the activities of information technology, quality,  procurement, supplies, ~~infra structure~~ infrastructure, services center and administrative logistics of the Company  and its subsidiaries; to direct the organizational management processes and systems and propose and/or promulgate  the internal rules; being  also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.

Renumbering due to the exclusions above mentioned. Amendment due to relocation of the activities developed by the positions to be extinguished in the terms of this proposal.

Article 20 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.	Article ~~20~~19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.	Adjustment of the number of the Article.
Sole Paragraph - Once the term of office expires, the members of the Board of Executive Officers shall remain in their offices until their successors take office	~~Sole Paragraph - Once the term of office expires, the members of the Board of Executive Officers shall remain in their offices until their successors take office.~~	Exclusion of the Article due to the provision to be included in the new Article 14.

Article 21 - The members of the Board of Executive Officers shall be vested in their respective offices by signing the proper term, drawn up in the book of the meetings of Board of Executive Officers, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market.

~~Article 21 - The members of the Board of Executive Officers shall be vested in their respective offices by signing the proper term, drawn up in the book of the meetings of Board of Executive Officers, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market.~~

Exclusion of the Article due to the provision to be included in the new Article 14.

Sole Paragraph - The members of the Board of Executive Officers will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

~~Sole Paragraph - The members of the Board of Executive Officers will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.~~

Exclusion of the Sole Paragraph due to the provision to be included in the new Paragraph 2 of the new Article 14.

Article 22 - In the event of vacancy of any of the Executive Officer positions, the Chief Executive Officer shall appoint, among the other Executive Officers, the one to accumulate the duties of the vacant position substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his impediment, the Chief Finance Executive Officer, shall perform his duties until the substitute is elected.

Article ~~22~~20  - In the event of vacancy of any of the ~~Executive~~Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other ~~Executive~~Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors ~~–~~ or, in case of his/her  impediment, the ~~Chief Finance Executive Officer~~Vice President for Operations, shall perform his/her  duties temporarily until the substitute is elected.

Adjustment of the number of the article. The amendment included herein was made for the purpose of simplifying the administrative structure of the Company in the event of vacancy of positions in the Board of Officers, with the intent of promoting a more dynamic and efficient mechanism, compatible with the requirements of the Novo Mercado Listing Rules, for the continuance of the operations of the Company.

Paragraph 1 - The Chief Executive Officer, during his temporary impediments shall be substituted by another Executive Officer to be appointed by the Board of Directors.

Paragraph 1 - The Chief Executive Officer, during his/her  temporary impediments shall be ~~substituted by another Executive~~replaced by one of the Vice President Officer to be appointed by the Board of Directors.

Adjustment in view of the name of the position of the members of the board of officers of the Company.
Paragraph 2 - In the event of absence or temporary impediment, the other Executive Officers shall be substituted by another Executive Officer of the Company, appointed by the Chief Executive Officer.

Paragraph 2 - In the event of absence or temporary impediment~~, the other Executive Officers shall be substituted by another Executive Officer of the Company, appointed by~~ of any Vice President Officer, the Chief Executive Officer~~.~~  shall replace him/her or appoint another Vice President Officer to do so.

The amendment included herein was made for the purpose of simplifying the administrative structure of the Company in the event of vacancy of positions in the Board of Officers, with the intent of promoting a more dynamic and efficient mechanism, compatible with the requirements of the Novo Mercado Listing Rules, for the continuance of the operations of the Company

Article 23 - The duties of the Board of Officers are to:	Article ~~23~~21 - The duties of the Board of Officers are to:	Adjustment of the number of the Article.
I - Perform all acts necessary to the regular operation of the Company;	No change	No change
II - Submit to the Board of Directors the Company Policies and Strategies;	No change	No change
III - Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;	No change	No change

IV -  Recommend to the Board of Directors (i) the acquisition of any fixed asset  in an amount equal to or higher than twenty million reais (R$ 20,000,000.00) and the disposal or lien of any fixed asset  in an amount equal to or higher than two million reais (R$ 2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00);

	No change	No change

V - Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Bylaws of Novo Mercado provided by Bolsa de Valores de São Paulo;

V - Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Bylaws of Novo Mercado provided by ~~Bolsa de Valores de São Paulo~~ BM&FBOVESPA;

Adjustment to the name of BM&FBovespa.

VI - Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.	VI - Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Adjustment of the wording of “five-year plan” in the Portuguese version.

Article 24 - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.	Article ~~24~~22 - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.

Adjustment to the number.

Sole Paragraph - The decisions of the Board of Officers shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

Sole Paragraph - The decisions  of the Board of Officers ~~will be adopted~~ shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

Adjustment to the wording in the Portuguese version.

Article 25 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Officers; (ii) by one sole Officer, provided that previously authorized by the Board of Directors; (iii) by one Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Article ~~25~~23  - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Officers; (ii) by one sole Officer, provided that previously authorized by the Board of Directors; (iii) by one Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Adjustment to the number.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” powers of attorney, that may be delegated  and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s).

No change.	No change.

Paragraph 2 - With due regard to provisions herein, the Company may be represented by a  sole Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

No change.	No change.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange  to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered  without effect in relation to the Company.

No change.	No change.

Article 26 - It is the duty of any member of the Board of Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article ~~26~~24  - It is the duty of any member of the Board of Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Adjustment to the number.

Article 27 - The Chief Executive Officer may dismiss any member of the Board of Officers, and shall inform his/her decision and the reasons supporting it and the dismissal shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Officer shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

Article ~~27~~25  - The Chief Executive Officer may dismiss  any member of the Board of Officers, and shall inform his/her  decision and the reasons supporting it and the dismissal  shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Officer shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

Adjustment to the number.

CHAPTER IV

CHAPTER ~~IV~~  V

Adjustment to the number of the Chapter,

The Audit Committee

No change.

No change

Article 28 - The Audit Committee, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of alternates, with a term of office effective until the Annual Shareholders Meeting subsequent to their election, reelection allowed.

Article ~~28~~  26- The Audit Committee, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of alternates, with a term of office effective until the Annual Shareholders Meeting  subsequent to their election, reelection allowed.

Adjustment to the number. Adjustment of the wording of “Meeting” in the Portuguese version.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set out therein upon the adhesion of the Company to the New Market.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee ~~Fiscal Council, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set out therein upon the adhesion of the Company to the New Market~~.

The last part of this paragraph was excluded in view of the creation of a new paragraph 2.

Non existing paragraph

Paragraph 2 – The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Inclusion in view of the segregation of paragraph 1 of this article.

Paragraph 2 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.	Paragraph ~~2~~3 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Adjustment to the number. Adjustment of the wording of “Meeting” in the Portuguese version.

Paragraph 3 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.	Paragraph ~~3~~4 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

Adjustment to the number.

CHAPTER IV	CHAPTER ~~IV~~V

Adjustment to the number of the Chapter

THE FISCAL YEAR

No change

No change

Article 29 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual  Shareholders Meeting, together with a proposal for the allocation  of the fiscal year result.

Article ~~29~~27  - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual  Shareholders Meeting, together with a proposal for the allocation  of the fiscal year result.

Adjustment of the wording of “Meeting” in the Portuguese version.

Paragraph 1 - The financial statements of the Company shall further be prepared in accordance with the international US GAAP or IAS GAAP standards, in reais or US dollars, and shall be disclosed in full, in the English language, together with the management report and explanatory notes.

~~Paragraph 1 - The financial statements of the Company shall further be prepared in accordance with the international US GAAP or IAS GAAP standards, in reais or US dollars, and shall be disclosed in full, in the English language, together with the management report and explanatory notes.~~

Paragraph excluded in the proposal in view of such provision no longer being required by the Novo Mercado Listing Rules due to the adoption of the IFRS standard by the Brazilian accounting principles.

Paragraph 2 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph ~~2~~1  - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Adjustment of the number.

Paragraph 3 - The net profit of the fiscal year shall be mandatory allocated as follows:	Paragraph ~~3~~2 - The net profit of the fiscal year shall be mandatory allocated as follows:

Adjustment of the number.

a) five per cent (5%) to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

No change.

No change.

b) payment of mandatory dividend, with due regard to provision in Article 31 hereof;	b) payment of mandatory dividend, with due regard to provision in Article ~~31~~29 hereof;

Adjustment of the cross reference.

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock.

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated  to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock.

Adjustment of the wording of “Meeting” in the Portuguese version.

Article 30 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article ~~30~~28  - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Adjustment to the number of the Article.

Article 31 - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article ~~31~~29  - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual  Shareholders Meeting  that decides  on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual  Shareholders Meeting  shall decide  on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Adjustment to the number. Adjustment of the wording of “Meeting” in the Portuguese version.

Article 32 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.	Article ~~32~~30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Adjustment to the number

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued  profits or profit reserves existing in the last balance sheet or semiannual balance.

No change

No change

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

No change

No change.

Article 33 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article ~~33~~31  - The dividends, except as otherwise decided  by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision  on their distribution and, in any case, within the fiscal year.

Adjustment to the number. Adjustment of the wording of “Meeting” in the Portuguese version.

Article 34 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article ~~34~~32  - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting  may allocate  to the Board of Directors and to the Board of Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Adjustment to the number. Adjustment of the wording of “Meeting” in the Portuguese version.

Article 35 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

Article ~~35~~33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become  time -barred in favor of the Company.

Adjustment to the number.

CHAPTER V	CHAPTER ~~V~~VII

Adjustment to the number.

WINDING UP

No change.

No change.

Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.	Article ~~36~~34 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

Adjustment to the number

CHAPTER VI	CHAPTER ~~VI~~VIII

Adjustment to the number

TRANSFER OF CONTROL

No change.

No change.

Article 37 – The disposal of control of the Company, direct or indirectly, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the buyer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Bylaws of Novo Mercado, in order all shareholders an equal treatment as that of the selling controlling shareholder.

Article ~~37~~35  - The disposal of control of the Company~~, directly or indirectly~~, whether through  a single transaction or through  a series of successive transactions, shall be contracted under suspensive or terminating condition that the ~~buyer~~Acquirer  undertakes to conduct  a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Bylaws of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the Selling Controlling Shareholder

Adjustment to the number. Review of the terms used in this provision in accordance with the new wording of the Novo Mercado Listing Rules.

Sole Paragraph – The Tender Offer which this article refers to shall also be required when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the transfer of the Company’s control, and in the event of sale of the control of the company that holds the control of the Company, in which case the selling controlling shareholder shall give notice of the attributable amount to the Company to BOVESPA, and the attached documentation proving such amount.

Sole Paragraph – The Tender Offer which this article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the ~~t~~Transfer of the Company’s ~~c~~Control, or (ii)~~and~~ in the event of sale of the control of the company that holds the ~~c~~Control of the Company, in which case the ~~s~~Selling ~~c~~Controlling ~~s~~Shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Adjustment to the wording of this provision in accordance to the terms used by the Novo Mercado Listing.

Article 38 - The public offering contemplated in the caption of Article 37 shall also apply in the event the acquirer of the control is anyone who already owns the Company’s shares and acquires the Company’s control through a private share purchase agreement with the Controlling Shareholder involved. In this case, the acquirer shall reimburse the shareholders from whom it purchased shares on the stock exchange in the six (6) months prior to the date of the disposal of control and pay them paid to the controlling shareholder disposing of the shares and the amount paid on the stock exchange, as duly adjusted for inflation.

~~Article 38 - The public offering contemplated in the caption of Article 37 shall also apply in the event the acquirer of the control is anyone who already owns the Company’s shares and acquires the Company’s control through a private share purchase agreement with the Controlling Shareholder, involved. In this case, the acquirer shall reimburse the shareholders from whom it purchased shares on stock exchange in the six (6) months prior to the date of the disposal of control and pay them paid to the controlling shareholder disposing of the shares and the amount paid on the stock exchange, as duly adjusted for inflation~~

The proposal contemplates the exclusion of this article, in accordance with the changes implemented in the Novo Mercado Listing Rules.

The adjustment proposed herein aims to simplify the wording of the Bylaws, without representing any loss to the rights set forth herein, which are protected by the wording of the Sole Paragraph of the new article 35 and other amendments proposed in this Chapter VIII.

Non existing Provision

Article 36 – Any person acquiring Control as a result of a private transaction entered into by a Controlling Shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of Control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the Acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Included new wording to reflect the terms of the Novo Mercardo Listing Rules, for purposes of setting forth the obligation of the acquirer to pay the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of Control.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title to his shares while the purchaser has not executed the statement of consent of controlling shareholders referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set forth therein. Likewise, the Company’s management members shall not register any transfer of shares to the purchaser while such term is not signed. Additionally, the Company will not register any transfer of shares to the buyer or to whoever holds its control, until the latter signs the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement. Likewise, the Company must not file any shareholders’ agreements that provide for the exercise of control until the parties to the agreement have signed a statement of consent from controlling shareholders.

Sole Paragraph - The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title ~~to~~of  his/her/its  shares while the purchaser has not executed the ~~statement of consent from controlling shareholders~~Statement of Consent of Controlling Shareholders referred to at the ~~Bovespa’s New Market Agreement executed~~Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein. ~~Likewise, the Company’s management members shall not register any transfer of shares to the purchaser while such term is not signed. Additionally, the Company will not register any transfer of shares to the buyer or to whoever holds its control, until the latter signs the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement. Likewise, the Company must not file any shareholders’ agreements that provide for the exercise of control until the parties to the agreement have signed a statement of consent from controlling shareholders~~

Simplifying the wording of Paragraph One with the adequacy of the terms used by writing the Novo Mercado.

The alteration for the exclusion of the end of this paragraph shall not affect the provisions of by-laws, since the proposal contemplates the new segregation in Articles 37 and 38, to simplify the reading of the document.

Non existing provision.

Article 37 - The Company shall not register any share transfers to the Acquirer or to those who might subsequently hold the Control, until the Acquirer has signed the Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

This new article is a result of the segregation of the sole paragraph of article 38 of the Bylaws.

Non existing provision.

Article 38 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the Control at the head office of the Company, whilst its signatories have not signed Statement of Consent of Controlling Shareholders of the Novo Mercado Listing Rules.

This new article is a result of the segregation of the sole paragraph of article 38 of the Bylaws.

CHAPTER VII

CHAPTER ~~VII~~IX

Adjustment of the number.

DELISTING OF THE COMPANY

No change

No change

Article 39 - Without prejudice to legal and regulation provisions, the cancellation of the Company’s registration as a publicly-held company with the CVM shall be preceded by a public offering for the acquisition of shares and shall have as minimum price, mandatory, the value of the Company and of its shares that comes to be determined in the appraisal report by a specialized company using the Economic Value of the shares as the criterion to calculate the fair price of the outstanding shares of the Company, pursuant to Paragraph 4, Article 4, of Law No. 6,404/76, by using an acknowledged methodology or based on another criterion that comes to be defined by the CVM.

Article 39 - – In the tender offer for the acquisition of shares, to be made by the Controlling Shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the Economic Value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed. ~~Article 39 - Without prejudice to legal and regulation provisions, the cancellation of the Company’s registration as a publicly-held company with the CVM shall be preceded by a public offering for the acquisition of shares and shall have as minimum price, mandatory, the value of the Company and of its shares that comes to be determined in the appraisal report by a specialized company using the Economic Value of the shares as the criterion to calculate the fair price of the outstanding shares of the Company, pursuant to Paragraph 4, Article 4, of Law No. 6,404/76, by using an acknowledged methodology or based on another criterion that comes to be defined by the CVM.~~

Amendment to the provision in view of changes to the criteria for valuation of the Company for purposes of delisting tender offers, in accordance to the Novo Mercado Listing Rules.

The proposal contemplates the preservation of the criteria for the definition of the offer price equal to, at least, the Economic Value, representing a greater benefit and protection to the shareholders of the Company.

Non existing provision.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Review of the wording in view of the changes implemented by the Novo Mercado Listing Rules, for the purposes of setting forth the criteria for the definition of the specialized auditor for the determination of the Economic Value of the Company, guaranteeing its independence, technical qualification and greater protection to the shareholders of the Company.

Non existing provision.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the Economic Value of the Company is of exclusive competence of the Shareholders’ Meeting, as of the presentation, by the Board of Directors, of three nomination list, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the Free Float Shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free Float Shares, or if installed on second call, might have the presence of any number of members representing the Free Float.

Review of the wording on the procedure for the appointment of the auditor which shall be responsible for the definition of the Economic Value, in accordance with the terms of the Novo Mercado Listing Rules.

Paragraph 1 - With due regard to the other terms of the Bylaws of Novo Mercado of the Bolsa de Valores de São Paulo, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph ~~1~~3  - With due regard to the other terms of the Bylaws of Novo Mercado of the Bolsa de Valores de São Paulo BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting  may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Adjustment to the number and wording of this provision in accordance to the terms used by the Novo Mercado Listing.

Paragraph 2 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Paragraph ~~2~~4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Adjustment to the number. Correction of the spelling of the word “Meeting” in the Portuguese version.

Article 40 – In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting as a publicly held corporation, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Article 40 - In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting  is called to resolve on the delisting  as a publicly held corporation, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Correction of the spelling of the word “Meeting” in the Portuguese version.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the Meeting referred to in this Article.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the Meeting  referred to in this Article.

Correction of the spelling of the word “Meeting” in the Portuguese version.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

No change

No change

Article 41 – The appraisal report shall be prepared by a specialized company, with proved experience and independence as to the decision-making power of the Company, its management members and/or controlling shareholder, and shall further meet the other legal requirements. The party making the offer must pay all the costs of preparing the appraisal report.

~~Article 41 - The appraisal report shall be prepared by a specialized company, with proved experience and independence as to the decision-making power of the Company, its management members and/or controlling shareholder, and shall further meet the other legal requirements. The party making the offer must pay all the costs of preparing the appraisal report.~~

Excluded in view of the procedure contained herein being incorporated, with due changes, in accordance with the Novo Mercado Listing rules, to the new paragraphs of the Article 39.

Sole Paragraph - The General Meeting Shareholders has exclusive authority for choosing the specialized company that will determine the Company’s economic value, and will choose from among three (3) nominees submitted by the Board of Directors. The resolution must be passed by a majority of the votes of shareholders representing free float who are present at the General Meeting Shareholders, not counting blank votes. If the General Meeting Shareholders is instated on the first call, it must have a quorum of shareholders representing at least twenty per cent (20%) of the total free float shares. If the General Meeting Shareholders is instated on the second call, it can have any number of shareholders representing free float shares.

~~Sole Paragraph - The General Meeting of Shareholders has exclusive responsibility for choosing the specialized company that will determine the Company’s economic value, and will choose from among three (3) nominees submitted by the Board of Directors. The resolution must be passed by a majority of the votes of shareholders representing free float who are present at the General Meeting, not counting blank votes. If the General Meeting is instated on the first call, it must have a quorum of shareholders representing at least twenty per cent (20%) of the total free float. If the General Meeting is instated on the second call, it can have any number of shareholders representing free float.~~

Excluded in view of the procedure having been incorporated, with the necessary changes proposed by the Novo Mercado Listing Rules, in the new paragraphs of article 39.

CHAPTER VIII

CHAPTER ~~VIII~~X

Adjustment to the number.

WITHDRAW FROM THE NOVO MERCADO

No change

No change

Non existing provisions

Article 41 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the Controlling Shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the Economic Value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 39, in accordance with the applicable legal and regulatory rules.

Adjustment of the number.

Review of the provisions applicable to the procedure for tender offer in view of the withdraw of the Company from the Novo Mercado segment, in accordance with the review and broadening of the rules set forth in the Novo Mercado Listing Rules.

It is stressed that the changes proposed to this article seek to promote further protection to the shareholders of the Company, by means of the determination of a term for the tender offer process and the minimum price applicable to it.

Article 42 - The Company may delist from the New Market at any time, as long as the delisting has been approved at a General Meeting of Shareholders and has been reported in writing to Bovespa at least thirty (30) days in advance. The controlling shareholder, or shareholders group holding the control of the Company, must make a public offer to acquire the other shareholders’ shares either if the company’s delisting from the New Market is because of registration of its securities for trades outside the New Market, or because of a corporate reorganization whereby the resulting company does not qualify for trading its securities on the New Market. In both cases, the minimum price of the public offer must be based in the Economic Value determined according to the appraisal report referred to in Article 41 herein.

~~Article 42 - The Company may delist from the New Market at any time, as long as the delisting has been approved at a General Meeting of Shareholders and has been reported in writing to Bovespa at least thirty (30) days in advance. The controlling shareholder, or shareholders group holding the control of the Company, must make a public offer to acquire the other shareholders’ shares either if the company’s delisting from the New Market is because of registration of its securities for trades outside the New Market, or because of a corporate reorganization whereby the resulting company does not qualify for trading its securities on the New Market. In both cases, the minimum price of the public offer must be based in the Economic Value determined according to the appraisal report referred to in Article 41 herein.~~

To be excluded in accordance with the review of the provisions applicable to the tender offer process in the event of withdraw from the Novo Mercado.

Paragraph 1 - The public offering provided herein shall abide, as applicable, by the public offering rules for cancellation of the publicly-held company registration with the CVM, governed by Articles 39, 40 and 41 above

~~Paragraph 1 - The public offering provided herein shall abide, as applicable, by the public offering rules for cancellation of the publicly-held company registration with the CVM, governed by Articles 39, 40 and 41 above~~

To be excluded in accordance with the review of the provisions applicable to the tender offer process in the event of withdraw from the Novo Mercado.

Paragraph 2 - Whenever the Company’s delisting from the New Market is due to cancellation of registration as a publicly-held company, a General Meeting of Shareholders, as described in the caption of this Article, is not required

~~Paragraph 2 - Whenever the Company’s delisting from the New Market is due to cancellation of registration as a publicly-held company, a General Meeting of Shareholders, as described in the caption of this Article, is not required~~

To be excluded in accordance with the review of the provisions applicable to the tender offer process in the event of withdraw from the Novo Mercado.

Non existing provisions

Article 42 - In the absent of a clear Controlling Shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the article above.

Inclusion in conformity with the revision of the Novo Mercado Listing Rules, to set forth the provisions applicable to the decision to withdraw the Company from the Novo Mercado in a scenario whereas there is no Controlling Shareholder.

Non existing provisions

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Inclusion in view of the changes proposed to the Novo Mercado Listing Rules to set forth the procedure for the definition of the responsible party for the obligation to implement the tender offer at the time of the decision to withdraw the Company from the Novo Mercado, in the event that there is no Controlling Shareholder.

Non existing provisions

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Inclusion in view of the changes proposed to the Novo Mercado Listing Rules to set forth the procedure for the definition of the responsible party for the obligation to implement the tender offer at the time of the decision to withdraw the Company from the Novo Mercado, in the event that there is no Controlling Shareholder.

Non existing provisions

Article 43 -.The withdrawal of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Listing Rules, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in a appraisal report according to Article39 of this By-laws, pursuant to the applicable legal and regulatory rules.

Inclusion in view of the changes to the Novo Mercado Listing Rules to set forth the mandatory tender offer for the acquisition of the shares issued by the Company in the event of its withdraw from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Listing Rules.

Non existing provisions

Paragraph 1 - The Controlling Shareholder shall implement the tender offer set forth in the caption of this article

Inclusion in view of the changes to the Novo Mercado Listing Rules to set forth the responsibility of the Controlling Shareholder for the tender offer for the acquisition of the shares issued by the Company in the event of withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Listing Rules.

Non existing provisions

Paragraph 2. - In the event there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Inclusion in view of the changes to the Novo Mercado Listing Rules to set forth, in the event that there is no Controlling Shareholder, the shareholders who shall be responsible for the tender offer for the acquisition of the shares issued by the Company in the event of its withdraw from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Listing Rules.

Non existing provisions

Paragraph 3 - In the event of there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the Novo Mercado Listing Rules or as the case may be decide on the withdraw of the Company from Novo Mercado.

Inclusion in view of the changes to the Novo Mercado Listing Rules to set forth the procedure applicable in the event of withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Listing Rules by act or fact from the management of the Company.

Non existing provisions

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in Paragraph 3 above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

Inclusion in view of the changes to the Novo Mercado Listing Rules to set forth the procedure applicable in the event of withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Listing Rules by act or fact from the management of the Company and such withdraw is approved by the Shareholders’ Meeting of the Company;

CHAPTER IX	~~CHAPTER IX~~

.

TRANSACTIONS WITH ASSOCIATED PARTIES	~~TRANSACTIONS WITH ASSOCIATED PARTIES~~

Article 43 - The Company shall disclose to the market in general, according to the regulation in force, complete information about all and any agreement executed by the Company and its affiliated and subsidiary company(ies), its management members, its controlling shareholder, and further between the Company and affiliated or subsidiary company(ies) of the management members and the controlling shareholder, as well as with other companies that integrate the same group in fact or in law with any of these persons, whenever one sole agreement or successive agreements, with or without the same purpose, in any period of one year, reach an amount equal to or higher than two hundred thousand reais (R$ 200,000.00) or an amount equal to or higher than one per cent (1%) over the Company’s net worth, considering the one that is higher.

~~Article 43 - The Company shall disclose to the market in general, according to the regulation in force, complete information about all and any agreement executed by the Company and its affiliated and subsidiary company(ies), its management members, its controlling shareholder, and further between the Company and affiliated or subsidiary company(ies) of the management members and the controlling shareholder, as well as with other companies that integrate the same group in fact or in law with any of these persons, whenever one sole agreement or successive agreements, with or without the same purpose, in any period of one year, reach an amount equal to or higher than two hundred thousand reais (R$ 200,000.00) or an amount equal to or higher than one per cent (1%) over the Company’s net worth, considering the one that is higher.~~

Exclusion in view of the changes to the Novo Mercado Listing Rules which removed such requirement due to the disclosure requirements imposed by the Brazilian Securities and Exchange Commission in the Reference Form on transactions with related parties.

CHAPTER X

CHAPTER ~~X~~XI

Adjustment to the number.

ARBITRATION

No change.

No change.

Article 44 – The Company, the shareholders, the managers and the members of the Audit Committee undertake to settle, by arbitration, any and all disputes that may arise between them, related or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Brazilian Corporate Law, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Bylaws of Novo Mercado, Novo Mercado’s Participation Agreement, of the Arbitration Covenants and the Arbitration Rules of the Market Arbitration. The arbitration shall be conducted by by the Market Arbitration Chamber instated by the Bolsa de Valores de São Paulo.

Article 44 –  The  Company, the  shareholders, the  Managers  and the members of the Audit Committee undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Brazilian  ~~Corporation~~Corporate  Law, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by  CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Bylaws of Novo Mercado, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement, of the Arbitration Covenants and of the Arbitration Rules of the Market Arbitration Chamber. The arbitration shall be conducted by the Market Arbitration Chamber instated by the Bolsa de valores de São Paulo.

Adjustment to the terms and provisions as per the revised Novo Mercado Listing Rules, in regard to Arbitration.

CHAPTER XI

CHAPTER ~~XI~~XII

Adjustment to the number.

GENERAL PROVISIONS

No change.

No change.

Non existing provision

Article 45 – The provisions set forth in the Bylaws of Novo Mercado, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Inclusion of new wording in view of the changes to the Novo Mercado Listing Rules.

Article 45 - The Company shall abide by the shareholders agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

Article ~~45~~46 - The Company shall abide by the shareholders’  agreements, filed at its head  office, which provide on  restrictions of  the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’  Meetings and in the Meetings  of the Board of Directors, and  shall cause (i) the depositary financial institution to notate  them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’  Meeting, as the case may be, to refuse the validity of vote cast against  its provisions.

Adjustment to the numbering. Correction of the spelling of the word “Meeting” in the Portuguese version.

Article 46 - The monetary values referred to in Articles 18 and 23 of this Bylaws are those set forth in the Shareholders’ Agreement and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getúlio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Article ~~46~~47  - The monetary values referred to in Articles ~~18~~17  and ~~23~~21  of these Bylaws  are those set forth in the Shareholders’  Agreement and shall be adjusted, in the beginning of each corporate  year, based on the IGP-M variation announced by Fundação Getúlio Vargas – FGV of the previous corporate  year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing  power of the national currency that occurred in the period.

Adjustment to the numbering. Adjustment to the cross references of the By-laws.

REDLINE VERSION OF THE CONSOLIDATED BY-LAWS OF CPFL ENERGIA S.A.

BY-LAWS OF CPFL ENERGIA S.A.

CHAPTER I

CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Article 2 - The Company has as its corporate purpose to:

(a)        foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render  services related to electricity, telecommunications and data transmission transactions, as well as render  technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c)        hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as purpose  fostering, building, setting up and commercially explore  projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company, with its head  office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, may open and close branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK~~,~~  AND SHARES ~~AND SHAREHOLDERS~~

Article 5 - The subscribed and paid in capital stock  of the Company is four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62),  divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common registered  shares,  with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new  common shares.

Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws. The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days. The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law No. 6,404/76.  In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance  as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4  - The shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in it’s  subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, counted as of the first  (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine  equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced  on the market, observing  to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions.

Paragraph 7 - The shares are indivisible before  the Company and each share shall entitle to one (1) vote in the Shareholders’  Meetings.

Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services  Agreement.

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering  services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’  Meeting.

Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide  on the issue of simple debentures, not convertible into shares and without security interest.

Article 8 - It is prohibited to the Company to issue preferred shares or founders’ shares.

CHAPTER III

~~THE BODIES OF THE COMPANY~~

~~Article 9 - The bodies of the Company are:~~

~~I the Shareholders  Meeting;~~

~~II the Board of Directors;~~

~~III the Board of Executive Officers;~~

~~IV the Audit Committee.~~

~~SECTION I~~

~~The Shareholders MeetingArticle 10 - The Shareholders~~

THE SHAREHOLDERS MEETING

Article 9~~10~~  – The Shareholders’ Meeting shall meet regularly  by April 30 of each year, pursuant to the law, in order to:

a)         decide on the management accounts referring to the last fiscal year;

b)          examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c)         decide  on the allocation  of the net profit of the fiscal year and distribution of dividends;

d)          elect the effective and alternate  members of the Audit Committee;

e)          elect the effective and alternate  members of the Board of Directors; and

f)         determine  the global compensation  of the members of the Board of Directors and of the Board of Officers, as well as the compensation  of the Audit Committee.

Article 11~~10~~  - The Shareholders’  Meeting  shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in  these Bylaws, the Extraordinary Shareholders’  Meeting  shall approve:

a)          the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b)         the delisting from the Novo Mercado of ~~São Paulo Stock Exhange (Bovespa)~~ of BM&FBOVESPA;

c)         the appointment  of a specialized firm to determine the economic value of the Company shares, in the event  of a  public offering as contemplated under Chapters ~~VII~~IX  and ~~VIII~~X  of these Bylaws, based on a list of  three selected firms provided by the Board of Directors; and

d)          plans for the granting of stock  options to members of management and employees of the Company and companies directly or indirectly controlled by the Company,  without the preemptive rights by the shareholders.

Article ~~12~~11  - The Shareholders’  Meeting  shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice  Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The Chairman of the Shareholders’ Meeting  shall observe and make sure the provisions of the shareholders agreement filed at the head office of the Company are fulfilled,  and shall not allow that votes infringing provisions of such agreements are computed.

Article ~~13~~12  - The shareholders may be represented in the Shareholders’  Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’  Meeting.

Sole Paragraph - The shareholder  who attends  the Shareholders’  Meeting in possession of the  required documents may participate and vote, even if he/she/it has not delivered such documents previously.

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Officers.

Sole paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14  - The members of the Board of Directors and of the Board of Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Bylaws of Novo Mercado, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Paragraph 1 - The managers of the Company must adhere to the Policy for the Disclosure of Material Act or Fact and Policy for Trading Securities Issued by the Company, upon signature of the respective Instrument.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least seven (7) and ~~not~~no  more than nine (9) members, all ~~shareholders~~  elected and dismissible by the Shareholders’  Meeting~~, of whom a minimum of twenty per cent (20%) shall be Independent Board Members~~ for unified one-year term, reelection being permitted.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Bylaws of Novo Mercado and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Article 239 and Paragraphs 4 and 5 of Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph ~~1~~2  - When  the percentage requirement referred to in the ~~caption hereof, the~~Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next  whole number: (i) immediately superior, if the fraction equals  to or exceeds  five tenths  (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths  (0.5),  according to the Bylaws of Novo Mercado.

Paragraph ~~2~~3  - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from~~,~~  the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph ~~3~~4  - The Board of Directors shall have a Chairman and a Vice  Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph ~~4~~5  - The Shareholders’  Meeting  may elect alternate  members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing  the provisions  set out in Article ~~17~~16,  Paragraph 1,  of these Bylaws.

~~Article 15 - The members of the Board of Directors shall have a unified term of office of one (1) year, reelection admitted.~~

~~Sole Paragraph - Upon termination of the term of office, the members of the Board of Directors shall remain in their positions until their successors take office.~~

~~The members of the Board of Directors shall be vested in their respective offices upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market.~~

~~Sole Paragraph - The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.Article 17 –~~

Article ~~17~~16  - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur  pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head  office.

Paragraph 1 –  In the  absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced  in his/her  functions, by the Vice  Chairman or, in his/her absence, by another Member of the Board of Directors that he/she  may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice  Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her  duties for the remaining term of office.

Article ~~18~~17  - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the ~~other Executive~~Vice President Officers~~, and it may remove them at any time~~, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’  Meeting;

b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year  business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about executed contracts, or contracts  to be executed, and any other acts;

d) call the Shareholders’  Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting  the allocation  of the net profit of each fiscal year;

f) approve the retaining of depositary institutions for the rendering of book entry shares services;

g) decide  on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws;

h) decide  on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;

i) decide  on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force;

j) decide  on the appointment  and/or dismissal  of the independent auditors of the Company;

k) decide  on obtaining  loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year  plan;

l) define a triple nomination list of firms specialized to determine the economic value in economic valuation of companies to prepare the report on the valuation of the Company ~~for~~'s shares, in the ~~purposes~~cases  of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIIIX  and VIIIX  of these Bylaws;

m) decide  on the acquisition~~,~~  of any fixed asset  in an amount equal to or higher than twenty million reais (R$ 20,000,000.00), and on the disposal or lien of any fixed asset  in an amount equal to or higher than two million reais (R$ 2,000,000.00);

n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares;

o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00);

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$ 20,000,000.00), even if concerning expenses provided in the annual budget  or in the five-year  business plan;

q) express its opinion on the matters that the Board of Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

r) decide  on the incorporation and winding up of controlled  companies and on the acquisition or disposal of interest in other companies;

s) decide  on any change in the Company’s human resources policy that may have a substantial impact on the costs;

t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Board of Officers;

u) establish any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$ 20,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company, and establish any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company;

v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued  profits or of profit reserves pursuant to the legislation in force, as well as declare interest on net equity;

w) decide  on the establishment of Committees and Commissions to advise it on the decision  of specific matters within the scope of its duties;

x) approve the internal regulation of the Board of Directors ~~and~~, of the Committees  and Commissions to be established;

y) approve and submit to the Shareholders’ Meeting  proposal of plan for the granting of share purchase options to managers  and employees of the Company and companies directly or indirectly controlled by the Company;

z) previously approve any amendment to a concession agreement  executed by the Company or any directly or indirectly controlled company, or associated companies;

aa) approve the Company’s Annual Corporate Events Calendar pursuant to the Bylaws of Novo Mercado provided by Bolsa de Valores de São Paulo BM&FBOVESPA;

ab) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

~~ab~~ac)  exercise the other powers granted upon it by the law or by these Bylaws, and

ad) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, but  may however be held more frequently if the Chairman of Board of Directors so requests, by his/her  own initiative or at the request of any of its member, by  the vote  of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice  Chairman). Board members may participate in meetings of the Board of Directors by conference call or video conference.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his/her  absence, the Vice  Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed  on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda.

Paragraph 7 ~~-~~–  At the meetings of the Board of Directors, a Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III

The Board of Officers

Article ~~19~~18  - The Board of Officers shall be comprised  of ~~seven~~six (6) members, one of them to act as Chief Executive Officer, one as ~~Chief~~Operations Vice President Officer, one as Institutional Relations Vice President Officer; one as Business Development ~~Executive~~Vice President Officer, one as ~~Chief Finance Executive~~Financial Vice President Officer, who shall also perform the duties of ~~Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive~~Investors Relations Officer, and one as ~~Chief~~ Administrative Vice President Officer.

Sole Paragraph - The respective duties of the members of the Board of Officers are:

a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled companies, to promote the development and the execution of corporate strategy, including risk management and regulatory management, and to perform the other duties that are assigned to him/her  by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i)         call and chair the meetings of the Board of Officers;

(ii)       grant leave to the members of the Board of Officers and appoint their substitutes;

(iii)       coordinate and guide the work of ~~other Executive~~the Vice President Officers;

(iv)       recommend to the Board of Directors the areas of each ~~Executive~~Vice President Officer;

(v)        make decisions of an urgent nature within the scope of duties of the Board of Officers, “ad referendum”  of the latter;

(vi)       represent the Company in the ~~shareholders meetings~~Shareholders Meetings and/or quotaholders’  meetings of the Company and companies which  the Company holds an interest, or appoint ~~an Executive~~a Vice President Officer or attorney-in-fact to represent him/her; and

(vii)       receive summons  and represent the Company in court or outside it, or appoint ~~an Executive~~a Vice President Officer to do so.;

b) Of the Operations Vice President Officer, to direct and lead the businesses of generation, commercialization and distribution of energy, as well as the services rendered by the Company's subsidiaries, to propose and manage the investments related to all of these businesses; to propose and implement new projects, ensuring operational excellence in accordance with the Company's strategic planning; to plan and perform the activities of purchase and sale of energy, observing and performing the necessary risk management policy inherent to this business; to develop and deliver services to customers; to manage the processes relating to regulatory matters, energy planning, operations engineering, retail marketing activities and distribution, as well as processes related to the purchase and sale of energy generation businesses, commercialization and distribution;

~~b~~c)  Of the Institutional Relations Vice President Officer, to direct and lead external communications, and the elaboration of the regulatory and institutional matters relating to the Company and its controlled companies, as well as its legal and environmental departments; to define and ensure the compliance with the principles and sustainability rules of the Company and its subsidiaries, directly or indirectly, or associated companies, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur.

~~c~~d)  Of the Business Development Vice President Officer, to manage and lead the assessment of the potential and  the development of new businesses related to the areas of electricity distribution, generation and commercialization and related or complementary activities;

~~c~~e)  Of the Financial Vice President Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, risk monitoring, and the management of activities inherent  to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; and

~~d) Of the Chief Power Management Executive Officer, to conduct the Company and its controlled companies power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; planning and executing commercial services as well as to develop and offer aggregated value services to major customers;~~

~~e) Of the Chief Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profitability and quality as defined by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies;~~

~~f) Of the Chief Power Generation Executive Officer, to conduct the electricity generation business, answering for the operations of the affiliated and subsidiary companies engaged in this area; to recommend, examine, evaluate, plan and implement new projects and investments in electricity generation that are in line with the strategic planning of the Company and its controlled companies; andg)~~

f) Of the Administrative Vice President Officer, to direct and lead the activities of information technology, quality,  procurement, supplies, ~~infra structure~~ infrastructure, services center and administrative logistics of the Company  and its subsidiaries; to direct the organizational management processes and systems and propose and/or promulgate  the internal rules; being  also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.

Article ~~20~~19  - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

~~Sole Paragraph - Once the term of office expires, the members of the Board of Executive Officers shall remain in their offices until their successors take office.~~

~~Article 21 - The members of the Board of Executive Officers shall be vested in their respective offices by signing the proper term, drawn up in the book of the meetings of Board of Executive Officers, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market.~~

~~Sole Paragraph - The members of the Board of Executive Officers will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully a ware of its contents.Article 22 –~~

Article ~~22~~20  - In the event of vacancy of any of the ~~Executive~~Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other ~~Executive~~Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors ~~–~~ or, in case of his/her  impediment, the ~~Chief Finance Executive Officer~~Vice President for Operations, shall perform his/her  duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her  temporary impediments shall be ~~substituted by another Executive~~replaced by one of the Vice President Officer to be appointed by the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment~~, the other Executive Officers shall be substituted by another Executive Officer of the Company, appointed by~~ of any Vice President Officer, the Chief Executive Officer~~.~~  shall replace him/her or appoint another Vice President Officer to do so.

Article ~~23~~21  - The duties of the Board of Officers are to:

I -  Perform all acts necessary to the regular operation of the Company;

II -  Submit to the Board of Directors the Company Policies and Strategies;

III -  Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

IV -  Recommend to the Board of Directors (i) the acquisition of any fixed asset  in an amount equal to or higher than twenty million reais (R$ 20,000,000.00) and the disposal or lien of any fixed asset  in an amount equal to or higher than two million reais (R$ 2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00)   in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00);

V - Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Bylaws of Novo Mercado provided by ~~Bolsa de Valores de São Paulo~~ BM&FBOVESPA;

VI - Submit to the approval of the Board of Directors the five-year  plan, as well as its annual revisions and the annual budget.

Article ~~24~~22  - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.

Sole Paragraph - The decisions  of the Board of Officers ~~will be adopted~~ shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

Article ~~25~~23  - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Officers; (ii) by one sole Officer, provided that previously authorized by the Board of Directors; (iii) by one Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” powers of attorney, that may be delegated  and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by a  sole Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange  to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered  without effect in relation to the Company.

Article ~~26~~24  - It is the duty of any member of the Board of Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article ~~27~~25  - The Chief Executive Officer may dismiss  any member of the Board of Officers, and shall inform his/her  decision and the reasons supporting it and the dismissal  shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Officer shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V

The Audit Committee

Article ~~28~~  26- The Audit Committee, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of alternates, with a term of office effective until the Annual Shareholders Meeting  subsequent to their election, reelection allowed.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee ~~Fiscal Council, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set out therein upon the adhesion of the Company to the New Market~~.

Paragraph 2 – ~~The fees~~ investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 3 -  The fees of the Audit Committee members shall be fixed  by the Annual  Shareholders Meeting.

~~Paragraph 3-~~ Paragraph 4  -  The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER ~~IV~~V

THE FISCAL YEAR

Article ~~29~~27  - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual  Shareholders Meeting,  together with a proposal for the allocation  of the fiscal year result.

~~Paragraph 1~~ - The financial statements of the Company shall further be prepared in accordance with the international US GAAP or IAS GAAP standards, in reais or US dollars, and shall be disclosed in full, in the English language, together with the management report and explanatory notes.

Paragraph 1~~2~~  The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph ~~3~~2  - The net profit of the fiscal year shall be mandatory allocated  as follows:

a)         five per cent (5%) to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b)         payment of mandatory dividend, with due regard to provision in Article ~~31~~29  hereof; and

c)         the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock.

Article ~~30~~28  - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article ~~31~~29  - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual  Shareholders Meeting  that decides  on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual  Shareholders Meeting  shall decide  on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article ~~32~~30  - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued  profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate  them to the payment of the minimum mandatory dividend.

Article ~~33~~31  - The dividends, except as otherwise decided  by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision  on their distribution and, in any case, within the fiscal year.

Article ~~34~~32  - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting  may allocate  to the Board of Directors and to the Board of Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article ~~35~~33  - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become  time-barred in favor of the Company.

CHAPTER ~~V~~VII

WINDING UP

Article ~~36~~34  - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide  on how the liquidation will take place and appoint the liquidator.

CHAPTER ~~VI~~VIII

TRANSFER OF CONTROL

Article ~~37~~35  - The disposal of control of the Company~~, directly or indirectly~~, whether through  a single transaction or through  a series of successive transactions, shall be contracted under suspensive or terminating condition that the ~~buyer~~Acquirer  undertakes to conduct  a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Bylaws of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the Selling Controlling Shareholder

Sole Paragraph  – The Tender Offer which this article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the ~~t~~Transfer of the Company’s ~~c~~Control, or (ii)~~and~~   in the event of sale of the control of the company that holds the ~~c~~Control of the Company, in which case the ~~s~~Selling ~~c~~Controlling ~~s~~Shareholder shall give notice of the  attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Article 36  – Any person acquiring Control as a result of a private transaction entered into by a Controlling Shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of Control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the Acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

~~38 - The public offering contemplated in the caption of Article 37 shall also apply in the event the acquirer of the control is anyone who already owns the Company’s shares and acquires the Company’s control through a private share purchase agreement with the Controlling Shareholder, involved. In this case, the acquirer shall reimburse the shareholders from whom it purchased shares on stock exchange in the six (6) months prior to the date of the disposal of control and pay them paid to the controlling shareholder disposing of the shares and the amount paid on the stock exchange, as duly adjusted for inflation~~

Sole Paragraph ~~-~~–  The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title ~~to~~of  his/her/its  shares while the purchaser has not executed the ~~statement of consent from controlling shareholders~~Statement of Consent of Controlling Shareholders referred to at the ~~Bovespa’s New Market Agreement executed~~Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein. ~~Likewise, the’s management members shall not register any transfer of shares to the purchaser while such term is not signed. Additionally, the Company will not register any transfer of shares to the buyer or to whoever holds its control, until the latter signs the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement. Likewise, the Company must not file any shareholders’ agreements that provide for the exercise of control until the parties to the agreement have signed a statement of consent from controlling shareholders~~

Article 37 - The Company shall not register any share transfers to the Acquirer or to those who might subsequently hold the Control, until the Acquirer has signed the Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

Article 38 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the Control at the head office of the Company, whilst its signatories have not signed Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

CHAPTER ~~VII~~IX

DELISTING OF THE COMPANY

Article 39 - ~~Without prejudice to legal and regulation provisions, the cancellation of the Company’s registration as a publicly-held company with the CVM shall be preceded by a public offering and shall have as minimum price, mandatory, the value of the Company and of its shares that comes to be determined in the appraisal report by a specialized company using the Economic Value of the shares as the criterion to calculate the fair price of the outstanding shares of the Company, pursuant to Paragraph 4, Article 4, of Law No. 6,404/76, by using an acknowledged methodology or based on another criterion that comes to be defined by the CVM~~ –  In the tender offer for the acquisition of shares to be made by the Controlling Shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the Economic Value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the Economic Value of the Company is of exclusive competence of the Shareholders’ Meeting, as of the presentation, by the Board of Directors, of three nomination list, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the Free Float Shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free Float Shares, or if installed on second call, might have the presence of any number of members representing the Free Float.

Paragraph ~~1~~3  - With due regard to the other terms of the Bylaws of Novo Mercado of the Bolsa de Valores de São Paulo BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting  may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph ~~2~~4  - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting  that shall decide  specifically on such delisting.

Article 40 - In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting  is called to resolve on the delisting  as a publicly held corporation, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the Meeting  referred to in this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

~~Article 41 - The appraisal report shall be prepared by a specialized company, with proved experience and independence as to the decision-making power of the Company, its management members and/or controlling shareholder, and shall further meet the other legal requirements. The party making the offer must pay all the costs of preparing the appraisal report.~~

~~Sole Paragraph - The General Meeting of Shareholders has exclusive responsibility for choosing the specialized company that will determine the Company’s economic value, and will choose from among three (3) nominees submitted by the Board of Directors. The resolution must be passed by a majority of the votes of shareholders representing free float who are present at the General Meeting, not counting blank votes. If the General Meeting is instated on the first call, it must have a quorum of shareholders representing at least twenty per cent (20%) of the total free float. If the General Meeting is instated on the second call, it can have any number of shareholders representing free float.~~

CHAPTER VIIIX

WITHDRAW FROM THE NOVO MERCADO

Article 41 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the Controlling Shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the Economic Value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 39, in accordance with the applicable legal and regulatory rules.

~~CHAPTER VIII~~

~~WITHDRAWAL FROM THE NEW MARKETArticle 42 - The Company may delist from the New Market at any time, as long as the delisting has been approved at a General Meeting of Shareholders and has been reported in writing to Bovespa at least thirty (30) days in advance. The controlling shareholder, or shareholders group holding the control of the Company, must make a public offer to acquire the other shareholders’ shares either if the company’s delisting from the New Market is because of registration of its securities for trades outside the New Market, or because of a corporate reorganization whereby the resulting company does not qualify for trading its securities on the New Market. In both cases, the minimum price of the public offer must be based in the Economic Value determined according to the appraisal report referred to in Article 41 herein.~~

~~Paragraph 1 - The public offering provided herein shall abide, as applicable, by the public offering rules for cancellation of the publicly-held company registration with the CVM, governed by Articles 39, 40 and 41~~

Article 42 - In the absent of a clear Controlling Shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the article above.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Article 43 - The withdrawal of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Bylaws of Novo Mercado, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in a appraisal report according to Article 39 of this By-laws, pursuant to the applicable legal and regulatory rules.

Paragraph 1 - The Controlling Shareholder shall implement the tender offer set forth in the caption of this article.

Paragraph 2. - In the event there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Paragraph 3 - In the event of there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the Bylaws of Novo Mercado or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in Paragraph 3 above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

~~Paragraph 2  - Whenever the Company’s delisting from the New Market is due to cancellation of registration as a publicly-held company, a General Meeting of Shareholders, as described in the caption of this Article, is not required~~

~~CHAPTER IX~~

~~TRANSACTIONS WITH ASSOCIATED PARTIES~~

~~shall disclose to the market in general, according to the regulation in force, complete information about all and any agreement executed by the Company and its affiliated and subsidiary company(ies), its management members, its controlling shareholder, and further between the Company and affiliated or subsidiary company(ies) of the management members and the controlling shareholder, as well as with other companies that integrate the same group in fact or in law with any of these persons, whenever one sole agreement or successive agreements, with or without the same purpose, in any period of one year, reach an amount equal to or higher than two hundred thousand reais (R$ 200,000.00) or an amount equal to or higher than one per cent (1%) over the Company’s net worth, considering the one that is higher~~

CHAPTER ~~X~~XI

ARBITRATION

Article 44 –  The  Company, the  shareholders, the  Managers  and the members of the Audit Committee undertake to settle, by arbitration before  the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Brazilian  ~~Corporation~~Corporate  Law, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by  CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Bylaws of Novo Mercado, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement, of the Arbitration Covenants and of the Arbitration Rules of the Market Arbitration Chamber. The arbitration shall be conducted by the Market Arbitration Chamber instated by the Bolsa de valores de São Paulo.

CHAPTER ~~XI~~XII

GENERAL PROVISIONS

Article 45 – The provisions set forth in the Bylaws of Novo Mercado, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Article ~~45~~46  - The Company shall abide by the shareholders’  agreements, filed at its head  office, which provide on  restrictions of  the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’  Meetings and in the Meetings  of the Board of Directors, and  shall cause (i) the depositary financial institution to notate  them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’  Meeting, as the case may be, to refuse the validity of vote cast against  its provisions.

Article ~~46~~47  - The monetary values referred to in Articles ~~18~~17  and ~~23~~21  of these By-laws  are thoseset forth in the Shareholders’  Agreement and shall be adjusted, in the beginning of each corporate  year, based on the IGP-M variation announced by Fundação Getúlio Vargas – FGV of the previous corporate  year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing  power of the national currency that occurred in the period.

CLEAN VERSION OF THE CONSOLIDATED BY-LAWS OF CPFL ENERGIA S.A.

BY-LAWS OF CPFL ENERGIA S.A.

CHAPTER I

CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Article 2 - The Company has as its corporate purpose to:

(a)       foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b)       render services related to electricity, telecommunications and data transmission transactions, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c)        hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company, with its head office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, may open and close branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62), divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common registered  shares, with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares.

Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws. The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days. The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporate Law). In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in it subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement.

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’ Meeting.

Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 8 - It is prohibited to the Company to issue preferred shares or founders’ shares.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 9 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a)         decide on the management accounts referring to the last fiscal year;

b)         examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c)         decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d)         elect the effective and alternate members of the Audit Committee;

e)         elect the effective and alternate members of the Board of Directors; and

f)         determine the global compensation of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Audit Committee.

Article 10 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders’ Meeting shall approve:

a)         the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b)         the delisting from the Novo Mercado of BM&FBOVESPA;

c)         the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters IX and X of these Bylaws, based on a list of three selected firms provided by the Board of Directors; and]

d)         plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders.

Article 11  - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The Chairman shall observe and make sure the provisions of the shareholders agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Article 12  - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Officers.

Sole paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14  - The members of the Board of Directors and of the Board of Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Bylaws of Novo Mercado, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Paragraph 1 - The managers of the Company must adhere to the Policy for the Disclosure of Material Act or Fact and Policy for Trading Securities Issued by the Company, upon signature of the respective Instrument.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least seven (7) and no more than nine (9) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Bylaws of Novo Mercado and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Article 239 and Paragraphs 4 and 5 of Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Article 16, Paragraph 1, of these Bylaws.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;

b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about executed contracts, or contracts to be executed, and any other acts;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) approve the retaining of depositary institutions for the rendering of book entry shares services;

g) decide on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws;

h) decide on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;

i) decide on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force;

j) decide on the appointment and/or dismissal of the independent auditors of the Company;

k) decide on obtaining loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;

l) define a triple nomination list of firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters IX and X of these Bylaws.

m) decide on the acquisition of any fixed asset in an amount equal to or higher than twenty million reais (R$20,000,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million reais (R$2,000,000.00);

n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares;

o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$5,000,000.00);

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$20,000,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

q) express its opinion on the matters that the Board of Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

r) decide on the incorporation and winding up of controlled companies and on the acquisition or disposal of interest in other companies;

s) decide on any change in the Company’s human resources policy that may have a substantial impact on the costs;

t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Board of Officers;

u) establish any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company, and establish any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company;

v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on net equity;

w) decide on the establishment of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

x) approve the internal regulation of the Board of Directors and of the Committees and Commissions to be established;

y) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company;

z) previously approve any amendment to a concession agreement executed by the Company or any directly or indirectly controlled company, or associated companies;

aa) approve the Company’s Annual Corporate Events Calendar pursuant to the Bylaws of Novo Mercado provided by BM&FBOVESPA;

ab) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ac) exercise the other powers granted upon it by the law or by these Bylaws, and

ad) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, but may however be held more frequently if the Chairman of Board of Directors so requests, by his/her own initiative or at the request of any of its member, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman). Board members may participate in meetings of the Board of Directors by conference call or video conference.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda.

Paragraph 7 – At the meetings of the Board of Directors, a Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III

The Board of Officers

Article 18 - The Board of Officers shall be comprised of six (6) members, one of them to act as Chief Executive Officer, one as Operations Vice President Officer, one as Institutional Relations Vice President Officer; one as Business Development Vice President Officer, one as Financial Vice President Officer, who shall also perform the duties of Investors Relations Officer, and one as Administrative Vice President Officer.

Sole Paragraph - The respective duties of the members of the Board of Officers are:

a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled companies, to promote the development and the execution of corporate strategy, including risk management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i)        call and chair the meetings of the Board of Officers;

(ii)       grant leave to the members of the Board of Officers and appoint their substitutes;

(iii)      coordinate and guide the work of the Vice President Officers;

(iv)      recommend to the Board of Directors the areas of each Vice President Officer;

(v)       make decisions of an urgent nature within the scope of duties of the Board of Officers, “ad referendum” of the latter;

(vi)      represent the Company in the Shareholders Meetings and/or quotaholders’ meetings of the Company and companies which the Company holds an interest, or appoint a Vice President Officer or attorney-in-fact to represent him/her;

(vii)     receive summons and represent the Company in court or outside it, or appoint a Vice President Officer to do so;

b) Of the Operations Vice President Officer, to direct and lead the businesses of generation, commercialization and distribution of energy, as well as the services rendered by the Company's subsidiaries, to propose and manage the investments related to all of these businesses; to propose and implement new projects, ensuring operational excellence in accordance with the Company's strategic planning; to plan and perform the activities of purchase and sale of energy, observing and performing the necessary risk management policy inherent to this business; to develop and deliver services to customers; to manage the processes relating to regulatory matters, energy planning, operations engineering, retail marketing activities and distribution, as well as processes related to the purchase and sale of energy generation businesses, commercialization and distribution;

c) Of the Institutional Relations Vice President Officer, to direct and lead external communications, and the elaboration of the regulatory and institutional matters relating to the Company and its controlled companies, as well as its legal and environmental departments; to define and ensure the compliance with the principles and sustainability rules of the Company and its subsidiaries, directly or indirectly, or associated companies, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur.

d) Of the Business Development Vice President Officer, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization and related or complementary activities;

e) Of the Financial Vice President Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, risk monitoring, and the management of activities inherent to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; and

f) Of the Administrative Vice President Officer, to direct and lead the activities of information technology, quality, supplies, infrastructure, services center and administrative logistics of the Company and its subsidiaries; to direct the organizational management processes and systems and propose and/or promulgate the internal rules; being also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations, shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by one of the Vice President Officer to be appointed by the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Vice President Officer, the Chief Executive Officer shall replace him/her or appoint another Vice President Officer to do so.

Article 21 - The duties of the Board of Officers are to:

I - Perform all acts necessary to the regular operation of the Company;

II - Submit to the Board of Directors the Company Policies and Strategies;

III - Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

IV - Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than two million reais (R$2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning  interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated, directly or indirectly, in an amount higher than five million reais (R$5,000,000.00);

V - Submit to the Board of Directors an Annual Corporate Events Calendar , informing the scheduled corporate events and containing at least the information set out in the  Bylaws of Novo Mercado provided by BM&FBOVESPA;

VI - Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 22 - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.

Sole Paragraph - The decisions of the Board of Officers shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Officers; (ii) by one sole Officer, provided that previously authorized by the Board of Directors; (iii) by one Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by a sole Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Officers, and shall inform his/her decision and the reasons supporting it and the dismissal shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Officer shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V

The Audit Committee

Article 26- The Audit Committee, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of alternates, with a term of office effective until the Annual Shareholders Meeting subsequent to their election, reelection allowed.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 2 - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 3 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 4 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER V

The Fiscal Year

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a)         five per cent (5%) to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b)         payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c)         the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII

WINDING UP

Article 34 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CHAPTER VIII

TRANSFER OF CONTROL

Article 35 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the Acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Bylaws of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the Selling Controlling Shareholder

Sole Paragraph  – The Tender Offer which this article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the Transfer of the Company’s Control, or (ii) in the event of sale of the control of the company that holds the Control of the Company, in which case the Selling Controlling Shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Article 36  – Any person acquiring Control as a result of a private transaction entered into by a Controlling Shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of Control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the Acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

Article 37 - The Company shall not register any share transfers to the Acquirer or to those who might subsequently hold the Control, until the Acquirer has signed the Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

Article 38 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the Control at the head office of the Company, whilst its signatories have not signed Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

CHAPTER IX

DELISTING OF THE COMPANY

Article 39 - – In the tender offer for the acquisition of shares, to be made by the Controlling Shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the Economic Value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the Economic Value of the Company is of exclusive competence of the Shareholders’ Meeting, as of the presentation, by the Board of Directors, of three nomination list, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the Free Float Shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free Float Shares, or if installed on second call, might have the presence of any number of members representing the Free Float.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Article 40 – In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

CHAPTER X

WITHDRAW FROM THE NOVO MERCADO

Article 41 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the Controlling Shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the Economic Value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 39, in accordance with the applicable legal and regulatory rules.

Article 42 - In the absent of a clear Controlling Shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the article above.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Article 43 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Bylaws of Novo Mercado, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in a appraisal report according to Article 39 of this By-laws, pursuant to the applicable legal and regulatory rules.

Paragraph 1 - The Controlling Shareholder shall implement the tender offer set forth in the caption of this article.

Paragraph 2. - In the event there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Paragraph 3 - In the event of there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the Bylaws of Novo Mercado or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in Paragraph 3 above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

CHAPTER XI

ARBITRATION

Article 44 –  The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Brazilian Corporate Law, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Bylaws of Novo Mercado, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

CHAPTER XII

GENERAL PROVISIONS

Article 45 – The provisions set forth in the Bylaws of Novo Mercado, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Article 46  - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

Article 47 - The monetary values referred to in Articles 17 and 21 of these By-laws are those set forth in the Shareholders’ Agreement and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getúlio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Schedule II

Information related to the Compensation of Management of the Company

13.    Director’s Compensation

13.1                        Policy or practice of the Board of Directors’ compensation, of the statutory and non statutory Boar of Officers, of the Audit Committee and the committees

a) purposes of the policy or practice of remuneration

The remuneration’s policy of the directors with management functions practiced by CPFL Energia has the purpose to attract and retain, motivate and develop executives with an excellence standard required by the CPFL Energia Group.

The fixed remuneration of the members of the Board of Directors, of the Audit Committee, and of the statutory Boar of Officers of CPFL Energia is based in a benchmarking research performed by specialized consultants that, periodically, present their evaluation referring the compensation of similar positions in the market. In 2009, the referred benchmarking research were performed by Towers Perrin Forster & Crosby Ltda. and by Mercer Human Resources Consulting Ltda.

The variable compensation of the statutory officers is based upon established goals with its basis on the Company’s Strategic Plan.

The Personal Management Committee of CPFL Energia, advisory body of the Board of Directors, verifies the adequacy of the variable remuneration plans to the strategic plan of the Company, as well as evaluates the achievement of the established goals.

The advisory committees of the Company’s Board of Directors, namely, Processes Management Committee, Personal Management Committee and the Related Parties Committee, are composed, in its majority, by members or alternates members of the Board of Directors, without receiving any additional compensation for the performance of theses functions.

b) compensation composition

i.                    compensation elements and purposes

The members of the Board of Directors and the Audit Committee of the Company receive monthly fixed fees.

The members of the statutory Board of Officers, besides the monthly fixed remuneration, are entitled to (i) benefits, (ii) short term incentives, and (iii) long term incentives.

In consideration of the variable compensation, (i) the short term incentives have the purposes to guide the executives behavior to the development of the Company’s business strategy and the results achievement; and (ii) the long term incentives have the purposes to establish long term vision and commitment; the alignment of the Company’s statutory directors aim with the shareholders’; and the rewards upon the results’ achievement and the creation of sustainable values.

ii.                  proportion of each element in the total compensation

	Board of Directors	Audit Committee	Statutory Board of Officers
Fixed Fees	100%	100%	66%
Benefits	-	-	7%
Short Term Incentives	-	-	16%
Long Term Incentives	-	-	11%
TOTAL	100%	100%	100%

Basis: Year of 2010

            iii. methodology of calculation and adjustment of each element of the compensation

The members of the Board of Directors and of the Audit Committee receive monthly fixed fees. The alternate members do not receive fees, except when they replace the board member. In this event, the Company pays to the alternate member a value equivalent to 50% of the monthly remuneration of the board member, if the alternate member participates of an annual meeting of the body, or the totality of the monthly remuneration of the board member if the latter is, temporarily, unable to exercise his/her functions. The compensation adjustment of the Company’s Board of Directors and Audit Committee members is based on benchmarking market research, performed by specialized company.

The compensation proposal defined by the Company’s Board of Directors for the statutory officers, as well as its eventual adjustments, is based upon on benchmarking researches annually performed by specialized consultants. In 2010, the referred market researches were realized by Towers Perrin Forster & Crosby Ltda.  and by Mercer Human Resources Consulting Ltda.

            iv. reasons that justifies the compensation structure

The compensation structure takes into account the responsibilities of each position and has as parameter the figures used in the market for the professionals that exercise similar functions.

c) main performance indicators that are taken into consideration for the determination of each compensation element

The compensation of the Company’s Board of Directors and Audit Committee members is fixed and does not consider performance indicators.

In relation of the variable compensation of the statutory officers, the Company performs the evaluation of the Board of Officers verifying the performance of its members, as established in individual and corporative goals, also established in accordance with the Company’s Strategic Plan and metrics of the System of Value Generation to the Shareholder (“GVA®”), previously defined and approved by the Board of Directors. The Board of Directors counts with the advisory of the Personal Management Committee to monitor and evaluate the performance of the Board of Officer in relation of the achievement of its annual goals.

Also, the Personal Management Committee is responsible to define the Succession Plan of the Board of Officers, the criteria and analyze the calculations set forth in the administrative normative rule that establishes the Long Term Incentives’ Plan (“ILP”) to the Company’s officers.

d) how the compensation is structured to reflect the development of the performance indicators

The Board of Directors and Audit Committee fees are annually revised by benchmarking research and possible adjustments are defined by the Board of Directors, with the support of the Personal Management Committee, afterwards submitted to the approval of the Shareholders’ Meeting of the Company.

In terms of the statutory officers, the variable compensation is totally based in quantitative goals formally established, reflecting the development of the Company’s performance indicators.

e) how the policy or practice of compensation is in line with the interests of issuer of short, medium and long term;

The compensation policy of the officers is in line with the aims of the Company, as it is based on criteria related to the financial performance of the Company, previously defined. The Personal Management Committee, which assists the Board of Directors of the Company, is the body that contributes to verifying this relation.

f) existence of remuneration supported by subsidiaries, controlled companies or direct and indirect controllers

The members of the Company’s Board of Directors and Audit Committee do not exercise any position in subsidiaries or controlled companies; therefore they do not receive compensation.

With the purpose to maintain the alignment of the corporate governance guidelines in all companies of the CPFL Group, the officers of CPFL Energia exercise functions of officers in the controlled and affiliates companies of the CPFL Group and are paid for such, as informed in the chart of  item 13.15 of this document.

It is important to remind that the officers that also act as members of the Board of Directors in the controlled companies waive the right to receive compensation for this position.

g) existence of any compensation or benefit related to the occurrence of a determined corporate event, as the transfer of the corporate control of the issuer

In relation to the members of the Board of Directors and of the Audit Committee of CPFL Energia, there is no compensation or benefit related to the occurrence of a determined corporate event.

As for statutory officers, there are previsions of indemnity in the event of significative change of the shareholders that are part of the controlling block, resulting in the extinction of the position of officer, unilateral dismissal by the Board of Directors, or amendment to the work conditions which could be understood as an indirect rescission of the employment agreement.

13.2        Compensation verified in the results of the social years of 2009 and 2010 and the established for the current social year of the Board of Directors, of the statutory Board of Officers and of the Audit Committee

COMPENSATION VERIFIED IN THE RESULTS OF THE SOCIAL YEAR OF 2009 (1) (R$ thousand)
a. Body	Board of Directors	Audit Council	Statutory Board of Officers	TOTAL
b. Number of members	7 members	5 members	6 members
c.i. Annual fixed remuneration
Salary or pro labore	739	405	639	1.783
Direct or indirect benefits	-	-	-	-
Remuneration for the participation in committees	-	-	-	-
Others	122	85	247	454
c.ii. Variable compensation
Bonus	-	-	96	96
Profit participation	-	-	-	-
Remuneration for the participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	94	94
c.iii. Post-employment benefits	-	-	46	46
c.iv. Benefits motivated by the ending of the exercise of the position	-	-	-	-
c.v. Remuneration based in shares	-	-	-	-
d. Value of compensation of each body	861	490	1.122
e. Total of the compensation of the Bodies				2.473

COMPENSATION VERIFIED IN THE RESULTS OF THE SOCIAL YEAR OF 2010 (1) (R$ thousand)
a. Body	Board of Directors	Audit Council	Statutory Board of Officers	TOTAL
b. Number of members	7 members	5 members	6,08 members
c.i. Annual fixed remuneration
Salary or pro labore	785	537	1.148	2.470
Direct or indirect benefits	-	-	-	-
Remuneration for the participation in committees	-	-	-	-
Others	155	100	223	478
c.ii. Variable remunerations
Bonus	-	-	600	600
Profit participation	-	-	-	-
Remuneration for the participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	41	41
c.iii. Post-employment benefits	-	-	85	85
c.iv. Benefits motivated by the ending of the exercise of the position	-	-	-	-
c.v. Remuneration based in shares	-	-	-	-
d. Value of remuneration of each body (1)	940	637	2.097
e. Total of the remuneration of the Bodies				3.674

COMPENSATION FOR THE SOCIAL YEAR OF 2011(1) (R$ thousand)
a. Body	Board of Directors	Audit Council	Statutory Board of Officers	TOTAL
b. Number of members	7 members	5 members	5,66 members
c.i. Annual fixed remuneration
Salary or pro labore	992	566	2.476	4.034
Direct or indirect benefits	-	-	8	8
Remuneration for the participation in committees	-	-	-	-
Others	198	113	879	1.190
c.ii. Variable remunerations
Bonus	-	-	882	882
Profit participation	-	-	-	-
Remuneration for the participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	1.718	1.718
c.iii. Post-employment benefits	-	-	179	179
c.iv. Benefits motivated by the ending of the exercise of the position	-	-	-	-
c.v. Remuneration based in shares	-	-	-	-
d. Value of remuneration of each body	1.190	679	6.142
e. Total of the remuneration of the Bodies				8.011

(1) In the compensation value are included all charges and goals for the attendance to the accrual method.

OBS: The number of members of each body corresponds to the annual average of the number of members of each body monthly determined.

13.3     Variable compensation of the social years of 2009 and 2010 and set forth for the current social year of the Board of Directors, of the statutory Board of Officers and of the Audit Committee

VARIABLE COMPENSATION IN THE SOCIAL YEAR OF 2009(1) (R$ thousand)
a. Body	Board of Directors	Audit Council	Statutory Board of Officers
b. Number of members	7 members	5 members	6 members
c. Bonus
i. Minimum value set forth in the compensation plan	N/A	N/A	114
ii. Maximum value set forth in the compensation plan	N/A	N/A	362
iii. Value set forth in the compensation plan, if the goals are achieved	N/A	N/A	301
iv. Effectively recognized value in the exercise of the social year	N/A	N/A	114
d. Profit participation
i. Minimum value set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum value set forth in the compensation plan	N/A	N/A	N/A
iii. Value set forth in the compensation plan, if the goals are achieved	N/A	N/A	N/A
iv. Effectively recognized value in the exercise of the 3 last social years	N/A	N/A	N/A

VARIABLE COMPENSATION IN THE SOCIAL YEAR OF 2010(1) (R$ thousand)
a. Body	Board of Directors	Audit Council	Statutory Board of Officers
b. Number of members	7 members	5 members	6,08 members
c. Bonus
i. Minimum value set forth in the compensation plan	N/A	N/A	560
ii. Maximum value set forth in the compensation plan	N/A	N/A	840
iii. Value set forth in the compensation plan, if the goals are achieved	N/A	N/A	700
iv. Effectively recognized value in the exercise of the social year	N/A	N/A	700
d. Profit participation
i. Minimum value set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum value set forth in the compensation plan	N/A	N/A	N/A
iii. Value set forth in the compensation plan, if the goals are achieved	N/A	N/A	N/A
iv. Effectively recognized value in the exercise of the 3 last social years	N/A	N/A	N/A

PREDICTED COMPENSATION FOR THE SOCIAL YEAR OF 2011(1) (R$ thousand)
a. Body	Board of Directors	Audit Council	Statutory Board of Officers
b. Number of members	7 members	5 members	5,66 members
c. Bonuses
i. Minimum value set forth in the compensation plan	N/A	N/A	706
ii. Maximum value set forth in the compensation plan	N/A	N/A	1.059
iii. Value set forth in the compensation plan, if the goals are achieved	N/A	N/A	882
d. Profit participation
i. Minimum value set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum value set forth in the compensation plan	N/A	N/A	N/A
iii. Value set forth in the compensation plan, if the goals are achieved	N/A	N/A	N/A

         (1) In the compensation values are included all charges and goals for the attendance to the accrual method.

13.4                        Compensation plan based in shares of the Board of Directors and of the Statutory Board of Officers, in force in the last social year and set forth for the current social year

a) general terms and conditions;

b) main plan purposes;

c) how the plan contributes to these purposes;

d) how the plan is included in the compensation policy of the issuer;

e) how the plan is related to the objectives of the directors of the issuer on short, medium and long term;

f) maximum number of shares included;

g) maximum number of options to be granted;

h) conditions for the acquisition of shares;

i) criteria for determining the purchase price or exercise;

j) criteria for determining the exercise period;

k) liquidation form;

l)   restrictions to the transfer of shares;

m) criteria and events that, if they occur, shall suspend, alter or extinguish the plan;

n) effects on the withdrawal of the issuing-body’s manager on the rights set forth in the compensation plan based on shares.

Non applicable since the Company does not have a compensation plan based on shares.

13.5                        Inform the amount of shares or quotas held direct or indirectly, in Brasil or abroad, and other securities convertible into stock or quotas, issued by the issuer, its direct or indirect controllers, controlled companies or companies under common control, by members of the board of directors, the statutory board of officers or the Audit Committee, grouped by body, at the closing date of the last social year.

SHARES HELD BY THE MANAGERS OF CPFL ENERGIA AS OF 12/31/2009
Company issuing the Shares	Board of Directors	Audit Committee	Statutory Board of Officers
CPFL Energia	112	-	6.450
Controllers	-	-	-
VBC Energia S.A.	2	-	-
Bonaire Participações S.A.	1	-	-
Controllers	-	-	-
CPFL Geração de Energia S.A.	-	-	2
Companhia Paulista de Força e Luz	-	-	2
Companhia Piratininga de Força e Luz	-	-	2
Rio Grande Energia S.A.	-	-	2

SHARES HELD BY THE MANAGERS OF CPFL ENERGIA AS OF 12/31/2010
Company issuing the Shares	Board of Directors	Audit Committee	Statutory Board of Officers
CPFL Energia	112	-	2.354
Controllers
VBC Energia S.A.	1	-	-
Bonaire Participações S.A.	1	-	-
Controllers
CPFL Geração de Energia S.A.	-	-	1
Companhia Paulista de Força e Luz	-	-	2
Companhia Piratininga de Força e Luz	-	-	2
Rio Grande Energia S.A.	-	-	2

13.6                        Compensation based in shares acknowledged in the results of the past three (3) social years and the one set for the current social year, of the board of directors and of the statutory board of officers.

a) body

b) number of members

c) in relation to each grant for share options purchase:

            i.   date of the grant;

            ii. amount of options granted;

            iii. term for the options to become exercisable;

            iv. maximum term for exercising the options;

            v. term restricting the transfer of shares;

            vi. average exercise price of each of the following groups of options:

•         open as of the start of the social year;

•         losses during the social year;

•         exercised during the social year;

•         expired during the social year;

d) fair price of the options as of the date of the grant;

e) potential dilution in case all options granted are exercised.

Non applicable since the Company does not have a compensation plan based on shares.

13.7                        Open options of the board of directors and the statutory board of officers at the end of the previous social year

a) body

b) number of members

c) in relation to the options not yet exercisable

            i.   amount

            ii. date in which they shall become exercisable

            iii. maximum term for exercising the options;

            iv. term restricting the transfer of shares;

            v. average exercise price;

            vi. fair price of the options on the last day of the social year;

d) in relation to the exercisable options;

i.   amount

ii. maximum term for exercising the options;

iii. term restricting the transfer of shares;

iv. average exercise price;

v. fair price of the options on the last day of the social year;

vi. fair price for the total amount of options on the last day of the social year;

Non applicable since the Company does not have a compensation plan based on shares.

13.8                        Options exercised and granted shares in relation to the compensation based in shares of the board of directors and the statutory board, in the past three (3) social years.

a) body

b) number of members

c) in relation to the options exercised, inform:

            i.   number of shares;

            ii. average exercise price;

            iii. total amount of the difference between the exercised amount and the market value of the shares in relation to the options exercised;

d) in relation to the shares granted, inform:

            i. number of shares;

            ii. average acquisition price;

            iii. total amount of the difference between the acquired amount and the market value of the acquired shares.

Non applicable since the Company does not have a compensation plan based on shares.

13.9                        Information needed for the comprehension of the data disclosed in items 13.6 to 13.8, such as the explanation of the pricing strategy model, for share values and for the options.

a) pricing model

b) data and axioms used in the pricing model, including the average price of the shares, the exercise price, the expected volatility, the term of the option, the expected dividends and the risk-free interest fee

c) method used and the axioms assumed in order to incorporate the effects expected from anticipated exercise

d) form for determining the expected volatility

e) if some other characteristic of the option was incorporated in the measuring of its fair value

Non applicable since the Company does not have a compensation plan based on shares.

13.10   Pension plans in effect provided to the members of the board of directors and to the statutory directors.

Only the Statutory Directors have pension plans. The Board of Directors and the Audit Committee do not have in this benefit.

SOCIAL YEAR OF 2009 (R$ thousand)
a. Body	Statutory Board
b. Number of members	4 Officers	2 Officers
c. Name of the Plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of officers eligible for retirement	2	1
e. Conditions for anticipated retirement	N/A	N/A
f. Updated value of the accumulated contributions made to the pension plan up to the closing of the previous social year, not taking into account the portion of contributions paid in directly by the officers	82	94
g. Total accumulated value of the contributions made during the previous social year, not taking into account the portion of contributions paid in directly by the officers*	25	45
h. If there is the possibility for anticipated redemption and under what conditions	The value of the portion of the participant can be subject to redemption at any moment, but the redemption of the portion of the company follows the rules established in agreement (vesting clause).	The value of the portion of the participant can be subject to redemption at any moment, but the redemption of the portion of the company follows the rules established in agreement (vesting clause).

SOCIAL YEAR OF 2010 (R$ thousand)
a. Body	Statutory Board
b. Number of members	3 officers	2 officers
c. Name of the Plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of officers eligible for retirement	2	0
e. Conditions for anticipated retirement	N/A	N/A
f. Updated value of the accumulated contributions made to the pension plan up to the closing of the previous social year, not taking into account the portion of contributions paid in directly by the officers	91	140
g. Total accumulated value of the contributions made during the previous social year, not taking into account the portion of contributions paid in directly by the officers*	18	66
h. If there is the possibility for anticipated redemption and under what conditions	The value of the portion of the participant can be subject to redemption at any moment, but the redemption of the portion of the company follows the rules established in agreement (vesting clause).	The value of the portion of the participant can be subject to redemption at any moment, but the redemption of the portion of the company follows the rules established in agreement (vesting clause).

* the values have been updated to monetary restatement.

13.11   Compensation of the members of the board of directors, the statutory board and the audit counsel

This item is not disclosed due to the preliminary court order issued by the Judge of the 5th Federal Court of Rio de Janeiro, in the case records of the Proceeding No. 2010.510102888-5.

13.12   Description of the agreement arrangements, insurance policies or other instruments that constitute compensation or indemnification mechanisms for the administrators if they are removed from office or retire, as well as financial consequences for the issuer

The Administrative Rule that establishes the guidelines for the Long Term Incentive Plan (“Plano ILP”) for the Company’s officers (statutory officers), in its item 10 – Rules in case of officers relationship termination, establishes the treatment given for the exercise of convertible (post-vesting) and non-convertible (pre-vesting) Virtual Value Units (“UVVs”) in case of the termination of the officer

Event	Non-Convertible Units	Convertible Units
Voluntary Resignation	The participant looses all rights	The participant looses all rights
Termination with Cause	The participant looses all rights	The participant looses all rights
Unilateral termination by the Company, without Cause, either anticipated or at the Expiration of the Agreement without renovation.	The participant looses all rights	The units shall be converted based on the latest evaluated value, and paid to the officer.
Death or Retirement due to permanent disability	The grace period shall be anticipated and the codependents shall receive the units converted based on the latest evaluated value.	The units shall be converted based on the latest evaluated value, and paid to the officer.

In the event of happening before the expiration of the term of office due to the issuer’s initiative, they will have the right to:

  integral fees correspondent to the termination month.
  Christmas Bonus proportional to the number of months worked during the year
  One (1) monthly salary, as Prior Notice
  indemnification of the portions convertible in Long Term Incentives – ILP.

The officer is assured, in addition to other rights, a special and sole indemnification, corresponding to the amount of six (6) month fee, if there are significant alterations in the shareholders that are part of the controlling, which results in:

            i) the termination of the position, object of this agreement;

            ii) unilateral termination by the Board of Directors;

            iii) alterations in the work conditions, understood as an indirect termination of the employment agreement prescribed in article 483, CLT, or which makes the position less attractive, such as: compensation, benefits, functions, attributions, authority or responsibilities. In this case, the officer may terminate the current agreement, being entitled to the indemnification set herein.

13.13   Percentage of the total remuneration of each body, in the social years of 2009 and 2010, verified in the results of the issuer related to the members of the board of directors, the statutory board of office, or the Audit Committee which are related parties to the direct or indirect controllers, as set by the accounting rules pertinent to this topic.

SOCIAL YEAR OF 2009
Body	Board of Directors	Audit Committee	Statutory Board
Total Remuneration Percentage	86%	100%	0%

SOCIAL YEAR OF 2010
Body	Board of Directors	Audit Committee	Statutory Board
Total Remuneration Percentage	86%	100%	0%

13.14 Values verified in the results of the issuer as compensation of the members of the board of directors, statutory board of officer or the Audit Committee, grouped by body, for any reason other than the position they act, such as commissions and consultancy or assistance services.

No other compensation is due other than the fees set for the positions held in the Board of Directors or the Audit Committee.

None of the statutory officers render consulting or assistance services to the Company.

13.15 Amounts verified in the results of direct or indirect controllers, of companies under common control or controlled by the issuer, as compensation of members of the board of directors, of the statutory board, or of the Audit Committee of the issuer, grouped by body, in the social years of 2009 and 2010.

SOCIAL YEAR OF 2009 (1)
Body	Board of Directors	Audit Committee	Statutory Board
Direct and Indirect Controllers	-	-	-
Controlled by the Issuer	-	-	14.100
Companies under common control	-	-	-

SOCIAL YEAR OF 2010 (1)
Body	Board of Directors	Audit Committee	Statutory Board
Direct and Indirect Controllers	-	-	-
Controlled by the Issuer	-	-	13.273
Companies under common control	-	-	-

(1)                   In the remuneration value, all costs and goals for compliance with the accrual method are included.

13.16 Provide other information that the issuer deems relevant.

All information relevant to the Remuneration of Managers is disclosed in the items above.

Schedule III

Fairness Opinion Issued by Deutsche Bank S.A. – Banco Alemão

Deutsche Bank

May 23, 2011

Board of Directors
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14° andar, cj 1402
CEP 04547-005 – Vila Olímpia, São Paulo – SP, Brasil

Ladies and Gentlemen:

Deutsche Bank S.A. – Banco Alemão ("Deutsche Bank") has acted as financial advisor to CPFL Energia S.A. ("CPFL Energia") in connection with a proposed renewable electric power generation joint venture between CPFL Energia and the current shareholders of ERSA–Energias Renováveis S.A. ("ERSA") pursuant to the Joint Venture Agreement, dated April 19, 2011, by and among CPFL Energia, its wholly-owned subsidiaries, CPFL Geração de Energia S.A. ("CPFL Geração") and CPFL Comercialização Brasil S.A. ("CPFL Brasil"), and ERSA and its shareholders, Pátria Energia - Fundo de Investimento em Participações, Secor LLC, Fundo de Investimento em Participações Multisetorial Plus, DEG- Deutsche Investitions – Und Entwicklungsgesellschaft MBH, GMR Energia S.A., Roberto Sahade, Guilherme Sahade, Marcelo Sahade, Fundo de Investimento em Participações Brasil Energia and Pátria Energia Renovável - Fundo de Investimento em Participações em Infraestuctutura (the "Joint Venture Agreement"), which provides, among other things, for the creation by CPFL Geração and CPFL Brasil of a new holding company ("New CPFL"), to which CPFL Geração and CPFL Brasil will transfer certain assets and of which CPFL Geração and CPFL Brasil will be the sole shareholders, and the subsequent merger of New CPFL with and into ERSA (the "Transaction"), as a result of which CPFL Geração and CPFL Brasil will become the majority shareholders of the company formed by the merger (which will be renamed CPFL Energias Renováveis S.A.), holding, jointly, 63.58% of the common, registered, nonpar shares of CPFL Energias Renováveis S.A. (the CER Common Shares). As set forth more fully in the Joint Venture Agreement, as a result of the Transaction, all of the then outstanding shares of New CPFL held by CPFL Geração and CPFL Brasil will be converted into the right to receive a number of CER Common Shares such that, following the consummation of the Transaction, CPFL Energia, through CPFL Geração and CPFL Brasil, will hold 63.58% of the aggregate outstanding CER Common Shares (the "Exchange Ratio"). The terms and conditions of the Transaction are more fully set forth in the Joint Venture Agreement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to CPFL Energia of the Exchange Ratio.

In connection with Deutsche Bank's role as financial advisor to CPFL Energia, and in arriving at its opinion, Deutsche Bank has reviewed certain financial and other information, including internal analyses, forecasts and projections, relating to ERSA, the assets and liabilities and business operations to be contributed to the joint venture by CPFL Energia, and the Business (as defined in the Joint Venture Agreement) as whole, furnished to it by ERSA and CPFL Energia. Deutsche Bank has also held discussions with members of the senior managements of ERSA and CPFL Energia regarding the Business and their respective contributions to the joint venture. In addition, Deutsche Bank has (i) reviewed publicly available financial information concerning companies which conduct activities that are comparable to the Business, (ii) reviewed the financial terms of

Board of Directors
CPFL Energia S.A.
May 23, 2011
Page 2

certain recent business combinations which it deemed comparable in whole or in part, (iii) reviewed the Joint Venture Agreement, including the form of Shareholders' Agreement (as defined in the Joint Venture Agreement) which is attached as an exhibit thereto, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning ERSA, CPFL Energia or the Business including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of ERSA, CPFL Energia, any of their respective subsidiaries or the Business, nor have we evaluated the solvency or fair value of ERSA or CPFL Energia under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has, with your permission, assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ERSA or CPFL Energia, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the representations and warranties of each party to the Joint Venture Agreement contained in the Joint Venture Agreement are true and correct, that the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition, covenant or agreement, that each party to the Joint Venture Agreement will perform all of their respective covenants and agreements to be performed pursuant to the Joint Venture Agreement (including that the acquisition by CPFL Energia and/or its affiliates, and the subsequent contribution by CPFL Geração and/or CPFL Brasil to New CPFL of the SIIF Undertakings and the Quintanilha Machado Undertaking (each as defined in the Joint Venture Agreement) will be consummated as contemplated by the Joint Venture Agreement) and that the announcement and consummation of the Transaction will not result in the loss by either CPFL Energia or ERSA of any material relationships with their respective clients, customers or suppliers. In addition, Deutsche Bank has assumed with your permission that CPFL Energia and its subsidiaries (other than the joint venture) will not retain any liability or obligation (actual or contingent) for any assets, liabilities or businesses to be contributed by it to the joint venture, and that following the Transaction, all outstanding shares of the joint venture will be fully paid up and CPFL Energia will have no further liability or obligation (actual or contingent) to contribute further capital to the joint venture (except as expressly provided in Section 2 of the Joint Venture Agreement). Deutsche Bank has also assumed with your permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders

Board of Directors
CPFL Energia S.A.
May 23, 2011
Page 3

to which any of CPFL Energia, CPFL Geração, CPFL Brasil or ERSA is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on CPFL Energia, CPFL Geração, CPFL Brasil or ERSA or materially reduce the contemplated benefits of the Transaction to CPFL Energia. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed with your permission, that the Transaction will be tax-free to each of CPFL Energia and ERSA and their respective stockholders. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by CPFL Energia and its advisors with respect to such issues.

In addition, at your request, Deutsche Bank has assumed that the value of the SIIF Undertakings and the Quintanilha Machado Undertaking to be contributed by CPFL Geração and/or CPFL Brasil to the joint venture pursuant to the Joint Venture Agreement, (which will represent a material portion of the total assets of the joint venture upon the consummation of the Transaction, the value of which is an important factor in assessing the fairness, from a financial point of view, of the Exchange Ratio to CPFL Energia), are equal to R$955,000,000 and R$70,000,000, respectively. Also, for purposes of rendering its opinion, at your request, Deutsche Bank has not accounted for the possibility that the amount that CPFL Energia or its affiliates may pay for the acquisition of the SIIF Undertakings and the Quintanilha Machado Undertaking pursuant to the SIIF Agreement (as defined in the Joint Venture Agreement) may be greater or less than R$955,000,000 and R$70,000,000, respectively, and that, pursuant to the terms of the Joint Venture Agreement, it is possible that the assets (including cash) required to be contributed by CPFL Geração and/or CPFL Brasil to the joint venture may be adjusted in such case, which could adversely impact the fairness, from a financial point of view, to CPFL Energia of the Exchange Ratio.

The CER Common Shares will not be publicly traded or listed on any stock exchange and are subject to material transfer restrictions, including restrictions pursuant to the Shareholders' Agreement. For purposes of rendering its opinion, with your consent, Deutsche Bank has limited its analysis to the fairness from a financial point of view of the Exchange Ratio to CPFL Energia, without regard to any restrictions on the sale or transfer of such shares which may exist now or at any subsequent time and without attributing any discount as a result of such material transfer restrictions. Deutsche Bank expresses no opinion as to whether any market for the CER Common Shares may exist or develop, as to the price at which the CER Common Shares may trade at any time in the future or as to whether the CER Common Shares to be received by CPFL Energia in the Transaction can be sold or the price which may be obtained in any such sale.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the sole use and benefit of, the Board of Directors of CPFL Energia and may not be relied upon by any stockholders of CPFL Energia or any other person (except as provided by applicable law or regulation). This opinion may be publicly disclosed by CPFL Energia or its affiliates, provided that it may be disclosed only in its entirety and not in any edited, excerpted, redacted or otherwise modified form. In addition, CPFL Energia and its affiliates may not make reference to, or disclose the existence of, this opinion, or any of the conclusions contained herein, to any third party unless the full text of the opinion is made available to such party prior to, or contemporaneously with, such reference or disclosure. This opinion is limited to the fairness, from a financial point of view, to CPFL Energia of the Exchange

Board of Directors
CPFL Energia S.A.
May 23, 2011
Page 4

Ratio, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and the information made available to us, as of the date hereof. This opinion is not an appraisal report and is not intended to satisfy any legal, tax, regulatory or other requirement imposed by law or regulation of any jurisdiction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of ERSA or CPFL Energia, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by CPFL Energia to engage in the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Exchange Ratio.

Deutsche Bank will be paid a fee for its services as financial advisor to CPFL Energia in connection with the Transaction, a portion of which became payable upon the delivery of this opinion, another portion of which is payable following delivery of an appraisal report (if requested) on the economic value of the renewable energy assets and projects of CPFL Energia involved in the joint venture and of ERSA and a substantial portion of which is contingent upon consummation of the Transaction and the valuation thereof. CPFL Energia has also agreed to reimburse Deutsche Bank for its expenses and to indemnify Deutsche Bank and its affiliates against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided depositary services to CPFL Energia or its their affiliates for which it has received compensation, including acting as depositary agent for CPFL Energia's American Depositary Receipts. DB Group may also provide investment and commercial banking services to ERSA or CPFL Energia in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of CPFL Energia for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to CPFL Energia.

Very truly yours,

Deutsche Bank SA - Banco Alemão

Deutsche Bank S.A. – Banco Alemão

Schedule IV

Internal Economic Valuation Study

Valuation Study ERSA

Schedule V

Appraisal Report of CPFL Renováveis

CPFL ENERGIA S.A.

A PUBLICLY-HELD COMPANY

Corporate Taxpayers ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133

ERSA ENERGIAS RENOVÁVEIS S.A.

A PUBLICLY-HELD COMPANY

Corporate Taxpayers ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. ( CPFL Energia ) and ERSA Energias Renováveis S.A. ( ERSA ), in compliance with the provisions of Law No. 6.404/76 (as amended) and with Rule No. 358/02 (as amended) of the Brazilian Securities and Exchange Commission ( CVM ) hereby jointly inform their shareholders and the market that CPFL Energia and its controlled companies CPFL Geração de Energia S.A. ( CPFL Geração ) and CPFL Comercialização Brasil S.A. ( CPFL Brasil ) (jointly CPFL ) and ERSA s shareholders, have entered, on the date hereof, into an Joint Venture Agreement (the Agreement ) setting forth the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil (the Joint Venture ), such being considered wind farms, small hydro power plants ( PCHs ) and biomass thermoelectric power plants (the Assets ).

In general terms, the Joint Venture will comprise the following steps:

(i)

CPFL Geração will perform the segregation of the PCHs currently comprising its assets and which are under its operation, transferring them to special purpose vehicles under its direct control (the PCH Companies );

(ii)	CPFL Geração and CPFL Brasil will incorporate a new holding company ( New CPFL ), in the capacity of its sole shareholders, to which all their Assets, including the PCH Companies will be transferred;
(iii)

ERSA shall merge with New CPFL, causing CPFL Geração and CPFL Brasil to become part of the controlling block of ERSA as its majority shareholders, holding, jointly, 63.6% of the total and voting stock of ERSA, while ERSA s existing shareholders will hold 36.4%; and

(iv)	Simultaneously with the merger described above, ERSA shall have its corporate name changed to CPFL Energias Renováveis S.A. ( CPFL Renováveis ).

The exchange ratio between ERSA s shares and New CPFL s shares, for purposes of the merger, is based on ERSA s economic value and on the economic value of the Assets owned by CPFL and which will be contributed to New CPFL, which shall be confirmed by appraisal reports prepared by expert companies, pursuant to applicable regulations. In the context of the Joint venture, the assets involved were evaluated at R$ 4.5 billion (equity value).

The terms and conditions of the merger will be submitted to approval by the Shareholders Meeting of the parties, as required under applicable laws. The documents necessary for the deliberation on such transaction will be made available to the market in due course, pursuant to CVM Rule No. 319/99 (as amended).

The Joint Venture is subject to certain conditions set forth in the Agreement, including authorizations from regulatory bodies and corporate reorganization of the companies controlled by CPFL, as well as compliance with the terms and conditions already informed through the material fact notice disclosed on April 7, 2011, related to the acquisition of the SIIF assets by CPFL.

Pursuant to the provisions of Article 256 of Law No. 6.404/76 (as amended), the Joint Venture shall be submitted to ratification by the Shareholders Meeting of CPFL Energia, to be called in due course. In case the requirements set forth in paragraph 2 of Article 256 of Law No. 6.404/76 are met, upon the publication of the call notice of the aforementioned Shareholders Meeting, the terms for the potential exercise of withdrawal rights by the shareholders owners of shares of CPFL on the date hereof will be disclosed, provided that such right may be exercise, if applicable, based on the book value of the shares of CPFL Energia, to be determined in the future, pursuant to the provisions of Law No. 6.404/76 (as amended).

The conclusion of this Joint Venture shall result in the creation of a company with 1,034 MW of power operating and under construction with remarkable presence within the three main technologies developed in the country wind farms, PCHs and biomass thermoelectric power plants.

São Paulo, April 19, 2011.

_____________________________
CPFL ENERGIA S.A.
LORIVAL NOGUEIRA LUZ JUNIOR
Chief Financial and Investors Relations Officer

_____________________________
ERSA - ENERGIAS RENOVÁVEIS S.A.
MARCELO ANTÔNIO GONÇALVES SOUZA
Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2011

CPFL ENERGIA S.A.

By: /S/ LORIVAL NOGUEIRA LUZ JUNIOR

     Name: Lorival Nogueira Luz Junior Chief Financial Title: Officer and Head of Investor Relations

CPFL ENERGIA S.A.

A PUBLICLY-HELD COMPANY

Corporate Taxpayers ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133

ERSA ENERGIAS RENOVÁVEIS S.A.

A PUBLICLY-HELD COMPANY

Corporate Taxpayers ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. ( CPFL Energia ) and ERSA Energias Renováveis S.A. ( ERSA ), pursuant to the provisions of Law No. 6,404/76 (as subsequently amended) and the Instructions of the Brazilian Securities Exchange Commission ("CVM") No. 358/02 and 319/99, jointly are disclosing the following:

1. Operation: To implement the merger of renewable energy assets and projects owned on one hand, by Smita Empreendimentos e Participações S.A. ("Nova CPFL" and together with ERSA, the "Companies") and, on the other hand, by ERSA, pursuant to the Material Fact released on April 19, 2011, the proposed merger of Nova CPFL by ERSA (the "Merger") shall be submitted for discussion by the shareholders of ERSA and Nova CPFL under the terms of Articles 224 to 227 of Law 6,404 of December 15, 1976, as amended (the "Corporation Law") pursuant to the terms and conditions set forth in the "Protocol and Justification of Merger of Smita Empreendimentos e Participações S.A. by ERSA - Energias Renováveis S.A." signed by the Board of Executive Officers of both companies on the current date (the "Protocol and Justification of the Merger").

1.1. Description of Operation

The Merger operation shall be implemented within the context and on the terms and conditions set forth in the Joint Venture Agreement concluded between CPFL Energia and its subsidiaries CPFL Geração de Energia S.A. ("CPFL Geração") and CPFL Comercialização Brasil S.A. ("CPFL Brasil") (jointly, "CPFL") and the current shareholders of ERSA on April 19, 2011 (the "Joint Venture Agreement"), through which the terms and conditions were established under which CPFL and ERSA will implement the merger of their renewable energy assets and projects in Brazil (the "Joint Venture"), encompassing Wind Farms, Small Hydroelectric Power Plants ("PCHs") and Biomass Thermoelectric Power Plants (the "Assets").

As described in item 2 below, due to certain corporate restructuring actions implemented by CPFL, the Assets currently owned by CPFL are the property of Nova

CPFL, whereas the Assets that are ERSA's property are owned and operated by this same company.

Thus, the Joint Venture shall be concluded between CPFL and the current shareholders of ERSA through the following actions:

(i) the approval and implementation of the Merger, subject to the terms of the Protocol and Justification of the Merger. Because of this Merger, (a) CPFL's Assets and those of ERSA shall be operated by ERSA, (b) the current shareholders of Nova CPFL, that is, CPFL Geração and CPFL Brasil, shall become ERSA shareholders through the issuance of 733,141,077 (seven hundred thirty-three million, one hundred forty-one thousand and seventy-seven) new ERSA's common stock, at the exchange ratio described in item 3 below; and (c) ERSA's name shall be changed to CPFL Energias Renováveis S.A.

("CPFL Renováveis" or "Company"); and

(ii) moreover, as provided for in the Joint Venture Agreement, assuming that the acquisition of renewable energy assets to be acquired by CPFL Brasil pursuant to the terms of the Contract for the Purchase and Sale of Shares of Jantus SL ("SIIF Assets") was not concluded up to the present moment, CPFL Brasil and CPFL Geração must conduct a capital increase in the amount of R$ 384,196,650.00 (three hundred eighty-four million, one hundred ninety-six thousand, six hundred and fifty reais) in ERSA/CPFL Renováveis, through the issuance of 180,334,222 (one hundred and eighty million, three hundred thirty-four thousand, two hundred twenty-two) new common shares issued by ERSA/CPFL Renováveis and whose payment shall be in cash (the "Additional Capital Increase").

Upon the completion of the Merger and the Additional Capital Increase, CPFL Geração and CPFL Brasil will reach total shareholding in the capital stock of ERSA equivalent to 54.5% (fifty-four point five percent) of total and voting capital stock in that stock in that company.

CPFL Energia and ERSA furthermore are reporting that the assets of Jantus SL SIIF Énergies Brasil (four wind farms operating in the State of Ceará, totaling 210 MW and a portfolio of 412 MW in certified projects and 320 MW in non-certified projects), upon acquisition under the terms of the Material Fact released on April 7, 2011 shall become part of the portfolio of renewable energy generation assets of CPFL Renováveis. Thus, CPFL Brasil will contribute the funds necessary for conclusion of the acquisition of such assets by CPFL Renováveis, through which CPFL Geração and CPFL Brasil will become holders of common shares representing 63.00% of the Company's voting and total capital stock. Moreover, if the Quintanilha Machado wind project, also the subject of the aforementioned Material Fact, is acquired, CPFL Brasil will still contribute the funds necessary for such acquisition by CPFL Renováveis, so that CPFL Geração and CPFL Brasil become owners of common shares representing 63.58% of the Company's voting and total capital stock.

1.2. Objectives and Benefits

Whereas Nova CPFL and ERSA are companies in the same line of business, the management of Nova CPFL and ERSA approved the proposed Merger because they believe that the association between the Companies will consolidate their position as leaders in the renewable energy sector in Brazil, and will provide synergy gains resulting from the unification of the activities of the Companies, which will gain more efficient structures for the development of their businesses, with potential technical, procurement and other general and administrative cost savings, and enable greater growth and profitability of the businesses developed by the Companies.

The unification of the ownership and management as well as the integration of competencies of each of the Companies through the Merger will result in strengthening the position of CPFL Renováveis in the Brazilian renewable energy market, consolidating its operations in key geographic regions of the country.

The implementation of this Joint Venture will result in creating a company with 1,417 MW of power in operation and under construction (already including the SIIF Assets), with strong presence in the three main renewable energy technologies currently being developed in the country - Wind Farms, Small Hydroelectric Power Plants and Biomass Thermoelectric Power Plants.

1.3. Goodwill

There shall be no goodwill resulting from the Merger that could be amortized as a tax benefit under Brazilian tax law.

1.4. Costs

The estimated costs for the Joint Venture operation, including, without limit, for the realization of the Merger are approximately R$ 18,000,000.00 (eighteen million reais), including publication, audit, assessment, consultant and attorney expenses.

1.5. Corporate Approvals

The terms and conditions of the Merger, as described in the Protocol and Justification of the Merger, shall be subject to the approval of the Extraordinary General Shareholders Meetings of Nova CPFL and ERSA to be held on August 24, 2011, under the terms of the decision taken at a meeting of the CVM Collegiate Board held on August 16, 2011, which waived the full application of Article 2 of CVM Instruction 319/99, particularly regarding the period of fifteen (15) days for the prior publication of the conditions of the Merger.

2. Corporate and Business Acts Preceding the Operation: On April 19, 2011, CPFL

Energia and its subsidiaries CPFL Geração and CPFL Brasil (together, "CPFL") entered into a Joint Venture Agreement with ERSA s shareholders. Under the terms of the aforementioned Agreement, the following acts were carried out, aiming at the completion of the Merger:

(i) On July 18, 2011, CPFL Geração carried out the segregation of the PCHs they directly owned, contributing these assets to the capital of Mohini Empreendimentos e Participações Ltda., Chimay Empreendimentos e Participações Ltda. and Jayaditya Empreendimentos e Participações Ltda., companies under its direct control (the "PCH Companies");

(ii) Moreover, on the same day, July 18, 2011, CPFL Geração and CPFL Brasil, as the sole shareholders of Nova CPFL, made a capital contribution to the aforementioned company in order to transfer all of its Assets to Nova CPFL, including the PCH

Companies; and

(iii) On this date, an Extraordinary General Shareholders Meeting of ERSA was held, which approved, synthetically, the cancellation of all signature bonuses issued by ERSA on March 2, 2007, and the conversion, into ERSA s common shares, of all debentures issued by ERSA pursuant to the terms of the Private Deed of Private Issue of First Issue Debentures, dated August 15, 2007 and Private Deed of Private Issue of Second Issue Debentures, dated December 23, 2008, with the consequent increase of ERSA's capital stock resulting from this conversion.

Notwithstanding the foregoing, the proposed Merger was approved (a) by the Board of Directors of CPFL Energia, in its role as the controlling shareholder of CPFL Brasil and CPFL Geração at a meeting held on August 23, 2011; (b) by the Board of Directors of CPFL Geração at a meeting held on August 23, 2011; (c) by the General Shareholders Meeting of CPFL Brasil, held on August 23, 2011; and(d) by the Board of Directors of ERSA at a meeting held on August 23, 2011 in accordance with the proposals received from their respective Boards of Executive Officers.

3. Exchange Ratio: CPFL Geração and CPFL Brasil, as the sole shareholders of Nova CPFL, shall be assigned for each common share issued by Nova CPFL, 0.7515 (seventy five tenths and fourteen thousandths) new common shares issued by ERSA (the "Exchange Ratio"), which shall profer equal rights to those conferred by the remaining ERSA s common shares existing today, including full payment of dividends and/or interest on shareholders' equity that may be declared by ERSA from the date of issue of such shares.The Exchange Ratio was freely negotiated, agreed and decided between the administrations of Nova CPFL and ERSA, in an independent and isonomic manner and adequately reflects the best assessment of Nova CPFL and ERSA.

The Exchange Ratio was subject to review and analysis conducted by Deutsche Bank S.A. Banco Alemão with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3900, 13th, 14th and 15th floors, CEP 04538-132, federal taxpayer registration CNPJ/MF 62.331.228/0001-11 ("Deutsche Bank"), embodied in the opinion issued on May 23, 2011. That opinion concluded that the Exchange Ratio was accepted by Deutsche Bank to be fair to CPFL from the financial point of view.

Thus, pursuant to the discussions held between the Companies, it is considered to be a fair operation for the Merger herein proposed.

4. Comparison of political and economic advantages between Nova CPFL's and ERSA's shares: The following chart reflects the differences between the political and economic advantages between Nova CPFL s and ERSA s shares that shareholders shall receive in return for effecting the transactions described herein.

Shares of Nova CPFL pre-Merger Shares of ERSA post-Merger

- each common share entitles one vote at - each common share entitles one vote at general meetings general meetings - each common share entitled to receive a - each common share entitled to receive a minimum of 25% of net profits, adjusted in minimum of 25% of net profits, adjusted in accordance with Article 202 of the accordance with Article 202 of the Corporations Law Corporations Law

5. ERSA s Capital Stock: The capital increase to be implemented by ERSA, if the merger is approved, shall be based on the book value of shareholders' equity in Nova CPFL, calculated based on the audited balance sheet prepared on July 31, 2011. For the preparation of the Nova CPFL equity appraisal value to be transferred to ERSA, the management of the Companies hired KPMG Auditores Independentes,a company specializing in assessments, based in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33, federal taxpayer number CNPJ/MF under No. 57.755.217/0001-29 and enrolled in the CRC under no. 2SP014428/O-6.

Based on the assessment of the net equity of Nova CPFL, the Nova CPFL merger shall result in an increase in ERSA's capital stock in the amount of R$ 539,658,003.38 (five hundred thirty-nine million, six hundred fifty-eight thousand, three reais and thirty eight cents).

Therefore, ERSA's capital stock, after the Merger and the Additional Capital Stock Increase, shall be R$ 1,854,927,679.29 (one billion, eight hundred fifty-four million, nine hundred twenty-seven thousand, six hundred and seventy-nine reais and twenty-nine cents), represented by 1,676,101,458 (one billion, six hundred and seventy-six million, one hundred and one thousand, four hundred and fifty-eight) common, nominal and registered shares, without par value.

6. Right to Withdrawal: The reimbursement amount for the exercise of the right to withdrawal by Nova CPFL shareholders shall not be set in view of the favorable statements received from CPFL Geração and CPFL Brasil, as the sole shareholders of Nova CPFL, regarding realization of the Merger.

7. Absence of Conflicts of Interest: KPMG Auditores Independentes said in its assessment that (i) there was no conflict or joining of interests, current or potential, with any of the shareholders of the Companies, or furthermore, with respect to the Merger itself; and (ii) the shareholders or officers of the Companies did not direct, limit, hinder or commit any acts that had or might have compromised the access to the use or knowledge of the information, goods, documents or work methodologies relevant to the quality of their respective conclusions.

8. Effects Resulting from the Operation: The observed changes in shareholder equity from july 31, 2011 until the date upon which the merger is finally approved shall be allocated directly by ERSA.

Upon the approval of the Merger, Nova CPFL shall be extinguished, and its state registrations, books and invoices shall be closed for all legal purposes. Upon approval of the Merger, ERSA shall become the universal successor of Nova CPFL, assuming, as a result, all assets and liabilities, rights and obligations of Nova CPFL, pursuant to Article 227 of the Corporate Law.

The Companies have declared they are not aware of the existence of liabilities and/or non-booked contingency liabilities to be assumed by ERSA as a result of the Merger.

9. Approval by Government Authorities: The consummation of the Joint Venture was previously authorized by the appropriate Brazilian governmental authorities, as outlined below:

(i) by the National Electric Energy Agency (ANEEL), through the Authorization Resolution No. 2.967 of June 21, 2011, published in the Federal Official Gazette (Diário Oficial da União) on July 4, 2011; and

(ii) by the Administrative Council for Economic Defense (CADE), as voted on July 13, 2011, under the aegis of the Concentration Act No. 08012.004702/2011-04.

Also of importance has been the obtaining of prior authorizations for the consummation of the Joint Venture, issued by the Banco Nacional de Desenvolvimento Economico e Social (BNDES), on June 28, 2011 and the respective on-lending banks, between May 26 and July 8, 2011.

Finally, the Merger operation is not subject to other governmental approvals in addition to the aforementioned.

10. Availability of Documents: Availability of Documents: Documents relating to the Merger will be available to the shareholders of the Companies as of this date and may be consulted at the headquarters of CPFL Energia and the Company and the respective websites (www.cpfl.com.br/ri and www.ersabrasil.com.br/ri_port/home_ri.html) as well as the websites of the CVM and the BM&FBOVESPA.

São Paulo, August 23, 2011.

_____________________________
CPFL ENERGIA S.A.
LORIVAL NOGUEIRA LUZ JUNIOR
Chief Financial and Investor Relations Officer

_____________________________
ERSA - ENERGIAS RENOVÁVEIS S.A.
MARCELO ANTÔNIO GONÇALVES SOUZA
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 13, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.